UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS COMPANYS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


Commission file no.     0001122993
                    -----------------


                          BROOKMOUNT EXPLORATIONS INC.
                 (NAME OF SMALL BUSINESS COMPANY IN ITS CHARTER)


               Nevada                                  "Applied for"
------------------------------------        -----------------------------------
   (State or Other Jurisdiction of          (I.R.S.Employer Identification No.)
   Incorporation or Organization)


     Apt. 22 - 1106 Avenue Road
      Toronto, Ontario, Canada                            M4N 2E1
----------------------------------------    -----------------------------------
(Address of Principal Executive Officer)                 (Zip Code)


                                 (416) 737-5879
                        --------------------------------
                          (Company's Telephone Number)


Securities registered under Section 12(b) of the Exchange Act:   None

Securities registered under Section 12(g) of the Exchange Act:


                    Common Stock, par value $0.001 per share
                ------------------------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS

ITEM                                                                          PAGE
----                                                                          ----
                                   PART 1

               Glossary of Geological and Technical Terms                      3

Item 1         Description of Business                                         8
Item 2         Management's Discussion and Analysis or Plan of Operation       22
Item 3         Description of Property                                         25
Item 4         Security Ownership of Certain Beneficial Ownership and
                Management                                                     25
Item 5         Directors, Executive Officers, Promoters and Control Persons    28
Item 6         Executive Compensation                                          29
Item 7         Certain Relationships and Related Transactions                  29
Item 8         Description of Securities                                       31

                                   PART 11

Item 1         Market Price of and Dividends on the Company's Common Equity
                and Other Stockholders Matters                                 33
Item 2         Legal Proceedings                                               33
Item 3         Disagreement With Accountants and Financial Disclosure          33
Item 4         Recent Sales of Unregistered Securities                         34
Item 5         Indemnification of Directors and Officers                       34

                                  PART F/S

               Financial Statements                                            36

                                   PART 111

Item 1         Index to Exhibits                                               45
Item 2         Description of Exhibits                                         45


                       ----------------------------------

                       DOCUMENTS INCORPORATED BY REFERENCE

     Documents incorporated by reference: None

                   GLOSSARY OF GEOLOGICAL AND TECHNICAL TERMS

Aeromagnetic prospecting - A technique of geophysical exploration of an area using an airborne magnetometer to survey that area.

Agglomeration - In beneficiation, a concentration process based on the adhesion of pulp particles to water.

Amphibolite - A crystalloblastic rock consisting maily of amphibole and plagioclase with little or no quartz.

Archean - Said of the rocks of the Archeozoic, the earlier part of the Precambrian time.

Aeral geology - The branch of geology that pertains to the distribution, position, and form of the areas of the Earth's surface occupied by different types of rock or by different geologic units.

Anastomosing - Pertaining to a network of branching and rejoining fault or vein surfaces or surface traces.

Anomaly - Deviation from a general rule, method, or analogy; abnormal.

Argillite - A compact rock, derived either from mudstone (claystone or siltstone), or shale.

Asbestos - A commerical term applied to silicateminerals that separate readily into thin, strong fibers that are flexible, heat resistant, and chemically inert, thus making them suitable for uses where incombustible, nonconducting, or chemically resistant material is required.

Ash - The inorganic residue after burning.

Auriferous - Refers to a substance that contains gold, especially, gold-bearing mineral deposits.

Biotite - A common rock-forming mineral in crystalline rocks, either as an original crystal in igneous rocks or as a metamorphic product.

Bleb - A vesicle, blister, bubble.

Break - A plane of discontinuity in the coal seam such as a slip, fracture, joint, or cleat. The surfaces are in contact or slightly separated.

Carbonate - A compound containing the acid radical CO3 of carbonic acid. Bases react with carbonic acid to form carbonates.

Chalcopyrite - The main copper ore, CuFeS2. A widely occurring mineral found mainly in veins.

Chert - A hard, dense, dull to semivitreous sedimentary rock , consisting dominantly of interlocking crystals of quartz.. The term "flint" is essentially synonymous.

Chlorite - The tabular crystals of chlorite cleave into small thin flakes or scales that are flexible but not elastic; they may also be considered as clay minerals when very fine grained.

Clastic rocks - A sedimentary rock composed of broken fragments that are derived from preexisting rocks of any origin.

Concordant - Said of intrusive igneous bodies, the contacts of which are parallel to the bedding or foliation of the country rock.

Crystalline - Resembling a crystal; clear, transparent, pure.

Core - A cylindrical section of rock, usually 5 to 10 cm in diameter and up to several meters in length, taken as a sample of the interval penetrated by a core bit and brought to the surface for geologic examination and/or laboratory analysis.

Deformation - A general term for the process of folding, faulting, shearing, compression, or extension of the rocks as a result of various Earth forces.

Diabase - A dike-rock with ophitic texture.

Diorite - A group of plutonic rocks intermediate in composition between acidic and basic.

Dipole - Coordinate valence link between two atoms.

Dike - A sheet-like body of igneous rock intrudes; or an ore body is formed in older rocks.

Ductile - Said of certain materials and other substances that readily deform plastically.

Electromagnetic - Of, pertaining to or produced by electromagnetism.

Electromagnetism - Magnetism developed by a current of electricity.

Facies - A term of wide application, referring to such aspects of rock units as rock type, mode of origin, composition, fossil content, or environment of deposition.

Fault - A fracture in rock along which there has been an observable amount of displacement. When faults occur along parallel or subparallel sets of planes they are called fault or fracture zones.

Feldspar - Constitutes 60% of the Earth's crust, feldspar occurs in all rock types and decomposes to form much of the clay in soil.

Felsic - Term used to describe light coloured rocks containing feldspar, feldpathoids and silica.

Fold - A curve or bend of a planar structure such as rock strata, bedding planes, foliation, or cleavage. A fold is usually a product of deformation, although its definition is descriptive and not genetic and may include primary structures.

Foliation - A general term for a planar arrangement of textural or structural features in any type of rock.

Geochemical survey - A survey involving the chemical analysis of systematically collected samples of rock, soil, stream sediments, plants, or water.

Geophysical surveying - The exploration of an area in which geophysical properties and relationships unique to the area are mapped by one or more geophysical methods.

Glaciation - The formation, movement, and recession of glaciers or ice sheets.

Graphite - A hexagonal and trigonal mineral; scaly, soft, lustrous metallic ; conducts electricity well, is soft and unctuous.

Greenschist - A schistose metamorphic rock whose green color is due to the presence of chlorite, epidote, or actinolite.

Greywacke - An immature sandstone having > 15% clay minerals.

Humus - Dark-colored, organic, well-decomposed soil material consisting of the residues of plant and animal materials together with synthesized cell substances of soil organisms and various inorganic elements.

Hydrothermal - Pertaining to hot water, or the action of hot water such as a mineral deposit precipitated from hot aqueous solution, with or without demonstrable associate with igneous processes.

Igneous rock - Rock formed by the solidification of molten material that originated within the Earth.

Interbedded - Between two layers; eg. A lava flow may occur interbedded between two layers of sediments.

Intrusion - A body of igneous rock which has formed itself into pre-existing rocks, either along some definite structural feature or by deformation and cross-cutting of the invaded rocks.

Isoclinal fold - A fold whose limbs are parallel.

Komatiite - Magnesium-rich ultramafic volcanic rock of high temperature origin.

Lacustrine - Pertaining to, formed in, growing in, or inhabiting lakes.

Lapilli - Pyroclastics that may be either essential, accessory, or accidental in origin, of a size range that has been variously defined within the limits of 2mm and 64mm. The fragments may be either solidified or still viscous when they land.

Lava - Fluid rock such as that which issues from a volcano.

Lithology - The character of a rock described in terms of its structure, color, mineral composition, grain size and arrangement of its component parts.

Mafic - Pertaining to or composed dominantly of the ferromagnesian rock-forming silicates; said of some igneous rocks and their constituent minerals.

Mercury - A liquid mineral, metallic silver to tin white.

Metamorphism - The mineralogical, chemical and structural adjustment of solid rocks to physical and chemical conditions that have generally been imposed at depth below the surface zones of weathering and cementation, and that differ from the conditions under which rocks in question originated.

Mineralization - The process of processes by which a mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit.

Pipe - A cylindrical , more or less vertical ore body.

Plagioclase - Commonly labradoite or bytownite.

Polarization - The difference between the equilibrium value of the potential of an electrode and the value attained when an appreciable current flows through a system.

Pyrite - The most widespread sulphide mineral, chemical formula: FeS2.

Pyroclastic - Produced by explosive or aerial ejection of ash, fragments and glassy material from a volcanic vent.

Pyrrhotite - A mineral, Fe1-xS, found in basic igneous rocks, pegmatites and contact metamorphic rocks.

Quartz - A form of silica occurring in hexagonal crystals or in crystalline masses.

Rhyolite - Fine-grained to glassy light colored volcanic rocks.

Sedimentary rock - A rock resulting from the consolidation of loose sediment that has accumulated in layers.

Sericitic - A white, fine-grained potassium mica occuring in small scales as an alteration product of various alluminosilicate minerals, having a silky luster, and found in various metamorphic rocks.

Silica - Silicon dioxide.

Siltstone - An indurated silt having the texture and composition of shale but lacking its fine lamination of fissility; a massive mudstone in which the silt predominates over clay.

Sphalerite - The main ore of zinc, ZnS, found in metasomatic deposits with galena, hydrothermal vein deposits, and in replacement deposits.

Splay - One of a series of small faults at the extremities of a major fault. Splays are typically associated with rifts.

Stratiform - Having the form of a layer, bed or stratum; consisting of roughly parallel bands or sheets such as a stratiform intrusion.

Stratigraphic - Pertaining to the composition, sequence, and correlation of stratified rocks.

Stringer - Ahorizontal timber to connect uprights in a frame.

Sulfide - A compound of sulfur with an element.

Syenite - A group of plutonic rocks containing alkali feldspar, a small amount of plagioclase, one or more mafic minerals.

Syn - Concurrent, associated, like.

Till - Dominantly unsorted drift deposited by and underneath a glacier without reworking by meltwater, and consisting of clay, silt, sand, gravel and boulders.

Topography - The general configuration of a lang surface or any part of the Earth's surface, including its relief and the position of its natural manmade features.

Tuff - A general term for all consolidated pyroclastic rocks.

Tuffaceous - Said of sediments containing up to 50% tuff.

Ultramafic - Said of an igneous rock composed chiefly of mafic minerals

Uranium - A radioactive, silvery-white, metallic element.

Volcanic Rock - A generally finely crystalline or glassy igneous rock resulting from volcanic action at or near the Earth's surface, either ejected explosively or extruded as lava.

Volcanism - The process by which magma and its associated gases rise in the crust and are extruded onto the Earth's surface and into the atmosphere.

Volcanogenic - The production of a vent in the surface of the Earth through which magma and associated gases and ash erupt.

                                     PART 1

Brookmount Explorations Inc. (the "Company") is filing this Form 10-SB on a voluntary basis to:

1    provide current, public information to the investment community;

2 to expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in the Company's securities, and

3 to comply with prerequisites for listing of the Company's securities on NASDAQ.

ITEM 1. DESCRIPTION OF BUSINESS

HISTORICAL OVERVIEW OF THE COMPANY

     The Company was incorporated on December 9, 1999. The Company has no subsidiaries and no affiliated companies. The executive offices of the Company are located at Apartment 22 - 1106 Avenue Road, Toronto, Ontario, Canada, M4N 2E1 (Tel: 416-737-5879).

     The Company is engaged in the exploration of mineral properties. (see Part 1, "Exploration of the BROOKMOUNT Claim"). No ore body has been discovered and no substantial exploration has been done on its mineral claim. The Company is purely an exploration company. There is no assurance that any ore body will ever be found and that the Company will have sufficient funds to undertake the exploration work required to identify an ore body.

     Management anticipates that the Company's shares will be qualified on the system of the National Association of Securities Dealers, Inc. ("NASD") known as the OTC Bulletin Board.

     The Company owns one mineral property known as the `BROOKMOUNT' claim located in Chazel Township near Rouyn-Noranda, north western Quebec, Canada. It does not presently own any other mineral properties. The Company holds the rights to the minerals on the Brookmount property until January 31, 2002. The land itself is owned by the Province of Quebec (known as the "Crown").

     The Company has no revenue to date from the exploration of its mineral property, and its ability to effect its plans for the future will depend on the availability of financing. Such financing will be required to develop the Company's mineral property to a stage where a decision can be made by management as to whether an ore body exists and can be successfully brought into production. The Company anticipates obtaining such funds from its directors and officers, financial institutions or by way of the sale of its capital stock in the future (see Part 1, Item 2 - "Managements Discussion and Analysis or Plan of Operations"), but there can be no assurance that the Company will be successful in obtaining additional capital for exploration activities from the sale of its capital stock or in otherwise raising substantial capital.

PLANNED BUSINESS

     In addition to exploring and developing, if warranted, its mineral property, the Company plans to seek out additional mineral properties either by way of purchase, staking or joint venturing. (See Part 1, Item 2 - Management's Discussion and Analysis or Plan of Operation").

     Much of the discussion contained in this section is "forward looking" in that actual results may materially differ from the Company's plans as currently contemplated. Information concerning all the factors associated with the Company is set forth in this Item 1 and in Items 2 and 3 below. FOR

A COMPLETE UNDERSTANDING OF SUCH FACTORS, THIS ENTIRE DOCUMENT, INCLUDING THE FINANCIAL STATEMENTS AND THEIR ACCOMPANYING NOTES, SHOULD BE READ IN ITS ENTIRETY.

     All dollar amounts shown in this document are stated in US dollars unless otherwise noted.

EXPLORATION OF THE BROOKMOUNT CLAIM

     The Company retained J.G. Burns, P. Geo., of Timmins, Ontario, to summarize the geology and mineral potential on its mineral claim near Rouyn-Noranda, Quebec. His report is dated February 23, 2000. The mineral claim was recorded 100% in the name of Brookmount on December 20, 1999 and subsequently registered on February 01, 2000 with the Ministry of Mines for Quebec.

     The Claim covers approximately 500 acres located within Chazel Township, Abitibi West County, Quebec, 45 miles north north east from the city of Rouyn-Noranda, Quebec.

     The Company was incorporated on December 9, 1999 and engaged the services of George Fournier to "stake" a mineral claim for it in Chazel Township, Abitibi West County, Quebec.

     "Staking" of a claim is the method used by the Ministry of Mines for the Province of Quebec in verifying title to the minerals on Crown property. The individual staking a claim, known as the "staker" inserts a post or stake into the ground of unstaked property and defines this post as the corner post or "identification" post. A serial pre-numbered tag, purchased from the Ministry of Mines, is affixed to the post and the date and time of inserting the post into the ground is recorded on it as well as the proposed name of the claim. The staker is required to walk in a line in one directions from the stake and another line at a 90 degree angle from the original walk starting at the corner post for another 1500 feet. Upon completion of these two walks the staker records the number of units being staked upon the metal tag on the corner post. This information is recorded on a 4 foot Post Mineral Claim form and filed with the Ministry of Mines.

     The Company has not identified any other mineral properties for staking and, therefore, has only the BROOKMOUNT property. It is the intention of management to identify other properties of merit in the future but to date none have been identified.

PROPERTY DESCRIPTION

     Five claims (approximately 500 acres) numbered 5245578 to 5245582 inclusive located in Lots 50 to 54, Range III, Chazel Township, Abitibi West County, Quebec comprise the property. Assessment work with a minimum value of $6,000 must be submitted to the Ministry of Mines by December 02, 20001 or 60 days prior to the claims expiry date on January 31, 2002.

LOCATION AND ACCESS

     The property lies in northwestern Quebec some 45 miles north north east from the city of Rouyn-Noranda, Quebec in NTS quadrant 32 D/15. Approximate geographical co-ordinates are 48 degrees 54' north latitude by 78 degrees 54' west longitude.

     An all weather north/south gravel road passes along the boundary between Chazel and Disson Townships, and connects to Highway 111 some 6.3 miles south of the village of Authier Nord. Since this road leads to the mining town of Joutel and is also used as a main logging haul road, it is kept open year round. A bush road that provides access to Lac Langy, but which is unplowed in winter, leads to within 2/5 mile of the northeast corner of the claim group.

CLIMATE, PHYSIOGRAPHY AND LOCAL RESOURCES

     The climate of the area is characterized by long cold winters and short warm to hot summers. Total precipitation is about 40 inches including 10 feet of snow. Break-up of freeze-up conditions may impinge upon exploration activities, but normally exploration and mining (both open pit and underground) are conducted year round.

     Within the general area the topography is basically flat with only the occasional low hill. Elevation ranges from 352 yards on the property to 3/10 mile at Colline Oditan 1.9 miles to the north. Vegetation in the area is mixed boreal forest. Tree species present on the property are spruce, jackpine, balsam, tamarack, cedar, birch and poplar. Glacial till and glacial-lacustrine clay soils dominate the area. The property is extensively covered by low, swampy ground.

     No infrastructure exists on the property. Infrastructure in the general area includes

     A)   an intricate road network,
     B) electrical power - the grid extends to Authier Nord, 4.4 miles from the property,
     C) railway - the main east/west line of the Canadian National Railway passes 10.6 miles to the south,
     D)   numerous base metal and gold mines and mills and
     E)   a copper smelter at Rouyn-Noranda.

     Most goods and services as well as experienced person required for both exploration and mining are readily available in the towns of Macamic, La Sarre and Rouyn-Noranada and the surrounding area.

EXPLORATION HISTORY

GENERAL

     Chazel Township and general area have been prospected and explored since the early 1900s. Gold was originally the main commodity sought, but interest in base metals increased following the discovery in 1922 of the Oditan Copper-Zinc occurrence in Lot 40, Range IV, Chazel Township and in 1925 of the Normetal Copper-Zinc-Silver-Gold deposit in Lots 43 and 44, Range X, Desmeloizes Township some 25 miles to the west. Exploration for Copper-Nickel and asbestos deposits was undertaken in the 1970s but since the 1980s the major emphasis once again shifted to gold.

PAST EXPLORATION

     Summaries for work conducted on properties now overlain by the Brookmount claim is as follows.

1973-1975:  DOME EXPLORATIONS (CANADA) LIMITED ["DOME"]

     Dome's 41 full lot claims in Ranges III and IV in Chazel and Dission Townships included the present Brookmount property, and were staked to cover several anomalies defined by an airborne electromagnetic survey contracted by the Quebec government in 1972. Ground magnetic and horizontal loop electromagnetic (HLEM) surveys conducted in 1973 over Lots 42 to 47, Range III Chazel Township defined a strong 3/10 miles long HLEM anomaly with a low but precise magnetic correlation. Hole 60C-1, drilled in 1974 in Lot 45 Range III to a depth of 100 yards, tested the anomaly and cored mafic and felsic tuff and lapilli tuff. A 5.3 yards section of mafic tuff with minor graphite and mineralized with 10% pyrite as massive bands and rounded blebs assayed 0.08% Copper.

     An HLEM survey conducted over the remainder of the property in 1975 defined a strong, long, formational conductor in Range IV as well as four shorter anomalies some 220 yards south of the former. Two of the shorter anomalies lie within the Brookmount claims in Lots 50 to 52 and 53 and 54 respectively, and are situated about 220 to 275 yards south of the north boundary. Drill testing was recommended for both conductors but there are no records to indicate that either were ever drilled.

1986-1987:  RESOURCES MACAMIC INC. ["MACAMIC"]

     Macamic held a contiguous, irregularly shaped block of 97 claims in Ranges III to VII Chazel Township and Ranges III and IV Dission Township. Both the present Brookmount claims and the Oditan occurrence were included within their property limits.

     The property was acquired as a gold project. Work conducted in 1986 included induced polarization (IP), HLEM, magnetic and geological surveys. Nine short lines of IP (dipole-dipole configuration) scattered about the property were surveyed. On one line, 32 E, which extended from the north onto the Brookmount property in Lot 52, a well defined anomaly coincident with an HLEM conductor (Dome survey) was detected. The anomaly was recommended as a first priority drill target.

     Macamic's magnetic and HLEM surveys covered the Brookmount property, and two HLEM anomalies, numbers 68 and 69, were defined within it. Anomaly 68 extends for >880 yards across Lots 48 to 52, shows weak magnetic correlation and corresponds in form to the Dome anomaly. It was rated a first priority target. Anomaly 69 in Lots 54 and 55 was considered to be an extension of 68 and was rated a second priority target.

     No outcrops were noted on the Brookmount property during the course of the Macamic geological survey. The closest outcrops (of sericitic felsic tuff) are located in Lots 55 and 56 along the Range III/IV line.

     Duration Mines Limited optioned Macamic's property in 1987 and drilled seven holes totalling 0.7 miles. Neither the IP anomaly nor HLEM anomalies # 68 and # 69 mentioned above were tested. In fact, no hole was located on the current Brookmount claims but three, numbered CM-87-01 (0.098 miles), 02 (0.14 miles) & 03 (0.051 miles), were in close proximity to the east in Range III. CM-87-02, located in the north part of Lot 58, Range III, Chazel Township, tested an HLEM anomaly on strike with those on the Brookmount property. A steeply north dipping (75 degrees to 85 degrees), north facing sequence of felsic ash tuff, tuff and lapilli tuff was cored. Normally, there were <2% sulphides throughout the hole but a 1.7 yards section from 199.1 to 200.6 was mineralized with 60% pyrite and pyrrhotite plus minor graphite. There were no assays of significance.

     Holes CM-87-01 (Lot 2, Range III, Dission Township) and CM-87-03 (Lot 60, Range III, Chazel Township) tested EM anomalies in the central portions of the respective lots/claims. In CM-87-01 tuff units of intermediate to felsic composition, greywacke and argillite were the main units cored. The tuff unit between 124 and 219 yards contained trace to 10% sulphides. Graphitic zones between 136 and 146 yards corresponded to the EM conductors. No significant assays were reported.

     Holed  CM-87-03  cut felsic to  intermediate  tuffaceous  units.  Numberous
     pyritic  graphite  bands  were   interesected  from  59  to  84  yards.  No
     significant assays were reported.

1991-1992:  BHP-UTAH MINES LTD./ BHP MINERALS CANADA LTD. ["BHP"]

     In 1991/92 BHP held a contiguous block of 149 claims Ranges II and III Chazel Township and in Ranges II, III and IV Dission Township. The property was part of an ongoing gold project, originally initiated in 1984 in Ligneris Township to the east, to assess the mineral potential of the Authier Fault/Break.

     In 1991 geological mapping, a humus soil geochemical survey as well as magnetic, VLF, HLEM amd multi frequency GEOPROBE geophysical surveys were undertaken although results for the geophysical surveys were not submitted for assessment credit. Sixty-six claims were mapped in detail on 220 yards spaced lines.

     From this mapping and a compilation of previous work it was determined that

          A)   the  Authier  Fault  is  associated   with  the  contact  between
               sedimentary rocks to the south and volcanogenic units to the north,

          B)   the contact is further south than previously indicated,

          C)   the main break of the Authier Fault crosses Range II,

          D)   the fault is a ductile shear with a late brittle phase and

          E) the fault has an anastomosing anatomy with individual splays varying from <11 yards to 220 yards in width.

     With respect to the current Brookmount claims the underlying rock units were construed to be mainly tuff, crystal tuff and lapilli tuff. Furthermore, a splay from the Authier Fault was interpreted to pass in a general northwesterly direction through the southern portion of the claims.

     The humus soil geochemical survey also covered the Brookmount claims and consisted of 1640 samples total. Samples were analysed for gold plus a package of 34 elements by INAA (instrumental neutron activation analysis). Most (90%) of the samples assayed <10 ppb gold, but thresholds levels of 30 ppb gold (anomalous) and 70 ppb gold (strongly anomalous) were determined. Two strongly anomalous results were reported for samples in Lots 47 and 48, Range III, Chazel Township. Results and observations for the other elements were minimal.

     A seven hole, 2170 m drill program was conducted in 1992. Two holes, numbered AT-40-92 and AT-43-92, were located just to the east of the Brookmount property in Lots 48 and 47 respectively. Neither hole tested the HLEM anomaly first identified by Dome and confirmed by Micamic. Hole AT-40-92 was drilled to 0.19 miles and tested coincident Maxmin and gold in humus (158 ppb) anomalies. Sedimentary units interbedded with fine grained tuff, crystal tuff and lapilli tuff were the principal units cored. Sulphide content averaged 2-4% pyrite plus pyrrhotite but ranged to 7%. A
     1.6 foot graphitic interval was noted at 149 yards. Best assays included 510 ppb gold/ 3.4 yards from a lapilli tuff and 320 ppb Gold/ 3.4 yards from an interval of crystal tuff plus sediments.

     Hole AT-43-92 (347 m) tested coincident VLF, Maxmin and gold in humus (72 ppb Gold) anomalies. Fine grained tuff, crystal tuff and lapilli tuff and interbedded sediments mineralized with 1-2% pyrite and pyrrhotite were cored. The most significant assay was 140 ppb Gold / 3.3 yards from a carbonate-biotite altered fault zone.

     Hole AT-44-92 (220 yards) was drilled on the current Brookmount property at the southern end of Lot 54. It was targeted on a VLF anomaly suspected of representing a deformation zone coincident with a gold in humus value of 23 ppb. The hole intersected laminated sediments interbedded with fine grained tuff. There were no significant assays.

PROPERTY VISIT

     Due to the lack of outcrop on the property and the prevailing snow condition at the time this report was written, the usefulness of a property visit was deemed to be minimal and was not undertaken. The claim staker, George Fournier, informed J. G. Burns, Professional Geologist who prepared a geological report for the Company, that during the course of staking he observed several of the original survey posts for the lot corners and also two north/south picket lines from a past exploration program. Therefore, reconstruction of the old grid to enable an exact tie-in of information should be a simple task.

GEOGLOGY

REGIONAL GEOLOGY

     Chazel Township and immediate area lie within the central portion of the Abitibi greenstone belt (AGB) within the Abitibi subprovince of the Superior Province. The AGB is an Archean aged (2.7 Ga) assemblage of volcanic, sedimentary and related intrusive rocks that extends for some 375 miles from Timmins, Ontario to Chibougamau, Quebec and constitutes the major portion of the Abitibi subprovince. Within the general area the predominant lithologies consist of Early Precambrian mafic to felsic volcanic plus clastic (with minor chemical) sedimentary rocks, which occur as an undulatory but general east/west striking band. Major subdivisions within the band are from south to north:

o    2.8 miles of clastic sediments - mainly greywacke and siltstone;

o 4.1 miles of intermediate to mafic volanic flows with minor felsic and sedimentary sub units;

o    0.94 miles of volanic felsic and mafic pyroclastic units +/- flows; and

o    1.6 miles of felsic pyroclastic units +/- minor sedimentary units.

     These units have been intruded by several syn to late felsic stocks of syenite to diorite composition. The Oditan-Nissing stock, 1.9 miles north of the Brookmount property, has dimensions of 7.5 miles east/west by 2.5 miles north/south.

     All of the above rock types have been subjected to regional deformation and regional metamophism. As a result the volcanic and sedimentary lithologies have been isoclinally folded, normally about east/west axes, so that the bedding is now steeply inclined to near vertical, and the intrusions display a well developed foliation. The metamorphic grade of the volcanic and sedimentary units is generally greenschist facies but ranges to lower amphibolite facies near the contacts with the intrusions.

     Late Precambrian northeast trending diabase dykes cut all previous rock types.

     The AGB has been dissected by numerous regional, sub-concordant major deformation zones, which normally occur between intrusive bodies at or near the volcanic/sedimentary contacts (Palma and Dowling, 1992). At least two such zones cross Chazel Township. In Quebec the Chicobi fault extends east/west for some 94 miles from the Ontario/Quebec border to Seneterre. It merges with the 63 miles Laflamme fault near the Chazel east boundary. The Authier fault referred to in the BHP reports may represent one of these two faults or a splay from them.

PROPERTY

     There are no outcrops mapped on the property. Overburden depth, as indicated from nearby drill holes, ranges to at least 22 yards (CM-87-02). The property geology has been modified from that on MER Geoscientifique Compilation Map 32 D/15-0301 based upon the detailed mapping and interpretation of the immediate area by BHP and the results of the one drill hole on the property and several others in close proximity.

     A sequence of interbedded fine grained tuff, crystal tuff, lapilli tuff and clastic sedimentary units plus minor intermediate to felsic flows underlie the southern 80% of the property. Approximately 220 yards south of the north boundary these units are in contact with an overlying sequence composed mainly of intermediate volcanic flows with subordinate tuff and sedimentary units. The contact with the Oditan-Nissing syenite-diorite intrusion is interpreted to be about 660 to 770 yards north of the north boundary.

     The volcanic and sedimentary units strike more or less east/west and from observations recorded for Duration hole CM-87-02 they dip steeply at 75 degrees to 85 degrees and face (young) to the north (Green, 1987). Individual units vary from <3.3 feet to more than several 10's of yards in thickness. Sulphide mineralization in the tuff and sedimentary units is generally <2% but ranges locally to 60% over short interval often with concentrations of graphite.

     The Authier fault passes through the southwestern portion of the property, and is crosscut by a late northwest striking fault. Very little horizontal displacement is apparent on this latter fault.

     Carbonate and silica alteration, which are more intense in proximity to fault zones, are the most common alteration products noted in the drill logs. Sericite and chlorite are mentioned but their mode of occurrence is unclear.

     On the property, the most significant features are the untested HLEM anomalies (Macamic anomalies # 68 and # 69) which occur at the contact between the tuff/sedimentary units to the south and the younger volcanic flows to the north. These anomalies are on strike to the west with the Oditan occurrence and the anomaly tested by Dome hole 60C-1 in which a 5.37 yards interval assayed 0.08% Copper, and to the east by the anomaly tested by Macamic hole CM-87-02 which cut 1.7 yards of 60% pyrite plus pyrrhotite.

MINERALIZATION

     The AGB has been, and still is, one of the most prolific sources for metallic mineral wealth in Canada. Some 65% of Canadian gold production has come from deposits situated along major east/west trending deformation zones and associated splays within the belt (J. Boldy, "An Economical Perspective on Canadian Gold Deposits, 1981). Major gold centres along these deformation zones include Timmins, Kirkland Lake and Larder Lake in Ontario and Noranda, Malartic and Val d'Or in Quebec. Significant amounts of copper, zinc, silver and gold have been and are being mined from volcanogenic massive sulphide (VMS) deposits located at Timmins, Ontario and at Noranda, Normetal, Val d'Or, Matagami and Chibougamau, Quebec. Komatiitic hosted nickel-copper deposits were previously mined at Timmins, Ontario and Malartic, Quebec. Other commodities produced from major deposits include iron from banded iron formation at Kirkland Lake, Ontario and asbestos from ultramafic complex near Matheson, Ontario. Significant resources of Nickel and Copper are known near Timmins, Ontario and Val d'Or, Quebec.

     There are no known mineral deposits nor occurences on the property, but there are numerous gold and base metal occurrences within the same lithological assemblage on strike from the property. Those of particular interest are briefly described below.

ODITAN OCCURRENCE: This occurrence of low Copper and Zinc values is located in Lot 40, Range IV, Chazel Township. A 9.9 yards thick stratiform mineralized zone hosted by rhyolite and sediments has been traced for a length of 0.13 miles. Mineralization is VMS in style and consists of massive and disseminated pyrite, pyrrhotite, chalcopyrite and sphalerite. The HLEM anomaly associated with this occurence lies some 0.31 miles south of the same long regional formational anomaly north of the two untested anomalies on the Brookmount property and is therefore on strike with them.

NORMETAL MINE: This former Copper-Zinc-Silver-Gold producer was located 25 miles west northwest of the property in Range X Desmeloizes Township. VMS style massive and disseminated mineralization was associated with a south facing sequence of sericite and chlorite altered felsic fragmental, ie. tuff, lapilli tuff and agglomerate rocks (C. Tolman, "Normetal Mine Area, Abitibi-West County"; Quebec Department of Mines, Map 653, 1951). These units are part of the same assemblage present at the Brookmount property. The difference in facing direction is indicative of the positions of the two properties on opposite sides of a fold axis. Between 1937 and 1975 the mine produced 10,109,000 tonnes at an average grade of 0.79% Cu, 5.30% Zn, 0.86 g/t Gold and 65.48 g/t Silver (C. Lavergne, "Minerals and Tonage Value of Production in Quebec", 1985). Despite its modest size it has been the second largest zinc producer in Quebec (A. Simard "Relationship between Mineral Deposits and Geological Domain of the Abitibi Volcano-Plutonic Belt of Northern Quebec", 1990). A satellite deposit, Normetmar, has a combined total resource from three zones 590,000 tonnes grading 0.19% Copper, 11.04% Zinc and 34.6 g/t Silver (A. A. Jakubek, "Canadian Mining Deposits., 1990).

VIOR DEPOSIT: This VMS style Gold-Silver-Zinc deposit is located in Ranges IX and X Ligneris Township and Range I Celeron Township 18.8 miles east northeast of the Brookmount claims. The three auriferous zones - North, Central and South
- are hosted by cherty tuff, tuff and ash tuff and lapilli tuff respectively. Chlorite and/or sericite and/or carbonate and/or silica alteration are present at all zones. Pyrite is the main sulphide mineral, is ubiquitous at all three zones and occurs as semi massive beds, disseminated and in fractures. The better gold values are associated with late stage quartz veins. No resource has as yet been calculated for the deposit.

EXPLORATION POTENTIAL

     During the past 15 years the property and area have been subjected to two extensive gold exploration programs by Macamic and BHP. In both cases the principal targets were gold deposits hosted within or in close proximity to major structural features. No base metal exploration has been conducted since the mid 1970s and that work appears to have been a cursory check by ground electromagnetic methods of anomalies detected from an airborne survey. Clearly then the potential for the discovery of base metal deposits has not been exhausted, and a re-examination of the exploration data for the property from a base metal perspective is long overdue.

     An idealized simple Copper-Zinc VMS base metal deposit consists of a concordant massive sulphide (>60% suphide minerals) lens that is stratigraphically underlain by a discordant stockwork or stringer zone of vein-type sulphide mineralization contained in a pipe ("feeder" pipe) of hydrothermally altered rock. The stockwork represents the near surface channelway of a submarine hydrothermal system and the massive sulphide lens the accumulation of sulphides precipitated on the sea floor above and around the discharge vent. Submarine volcanic flows and pyroclastic rocks are the usual host lithologies (although sediments may also be present), and deposits normally occur at a contact between stratigraphic units. Of the metallic minerals, pyrite is ubiquitous throughout the deposit, chalcopyrite and pyrrhotite are dominant in the core of the stockwork zone and sphalerite is concentrated in the massive sulphide lens. Chlorite and sericite are the main alteration minerals associated with the feeder pipe. A single deposit or mine may consist of several individual massive sulphide lenses and the underlying stockwork zones. Deposits often occur in clusters. Often the deposits are blanketed by a thin pyritic horizon that extends as a stratigraphic marker away from the deposit. Dimension for a massive sulphide lens are normally a few hundred yards for its areal axes and up to 10's of yards thick. The stockwork zone is typically a few 10's of yards in diameter but extends for several hundreds of yards into the footwall below the massive sulphide lens. The average size and grade of 58 VMS deposits from the AGB are
9.2 million tonnes at 1.47% Copper, 3.43% Zinc, 31.9 g/t Silver and 0.8 g/t Gold. (The above description was summarized from Lydon, 1988 and Chartrand and Cattalani, 1990.)

     Obviously then, VMS deposits represent extremely attractive exploration targets. The massive sulphide lens of a deposit almost always responds extremely well to electromagnetic geophysical methods. By contrast, the stringer zone, due to the lesser concentrations of sulphides is more easily detected by IP, and may also display a magnetic signature due to the presence of pyrrhotite. Once a deposit and surrounding host rocks have been subjected to regional deformation, the geophysical picture potentially indicative of a VMS deposit would be a short (<1100 yards) or a series of short electromagnetic anomalies possibly with an associated magnetic anomaly in close proximity to a stratigraphically overlying, much longer, regional, formational, electromagnetic anomaly.

     Any EM anomaly with a signature and in a geological setting as described above rates testing. Two such anomalies (Macamic anomalies # 68 and # 69) exist on the Brookmount property. Both occur at a lithological interface between volcanic pyroclastic rocks and flows, lie along strike from a known VMS occurrence, stratigraphically underlie a regional formational anomaly, and have strike lengths <0.63 miles. Therefore, both definitely warrant closer scrutiny.

RECOMMENDATIONS AND COSTS

PHASE 1

     HLEM anomalies # 68 and # 69 are both covered by the present five claims. However, since a) the Brookmount claims barely cover the strike extent of the HLEM anomalies, b) the lithologies in the area dip steeply northward and c) the anomalies are located close to the north boundary of the claims, then clearly the staking additional claims to cover the along strike and down dip extension of any potential deposit and to provide space for any mine site development would be prudent. To that end the staking of two (2) additional claims to the west of the property in range III, one (1) to the east in Range III and eight
(8) immediately to the north in Range IV is recommended.

     Even though the anomalies have been well defined with previous "state of the art" HLEM surveys the exact location of their axes must be redefined prior to costly follow-up drilling. Therefore, a program of line cutting followed by HLEM and magnetic surveys is required. Initially, the whole property need not be surveyed geophysically, rather the work may be restricted to the anomalies themselves. To effect these surveys the BHP grid lines should be reconstructed at 110 yard spacings across Lots 49 to 55 for a distance of 0.63 miles to both sides of the Range III/IV line. A detailed Max-Min HLEM survey using 110 and 165 yard cables and two frequencies and accompanied by a magnetic survey are to be completed over the entire grid. Any subtle anomalies are to be further screened with IP.

     Both anomalies require drill tesing. Two 330 yard holes are alloted at this stage one for each anomaly plus one 440 yard hole to immediately follow-up any interesting core intersections of massive or stringer type sulphide mineralizaiton or of chlorite/sericite alteration.

PHASE II

     PHASE II will be dependant upon the results of PHASE I. Any ore or sub-ore grade or anomalous assays should be delineated with additional drilling. Two and a half (2.5 ) miles, sufficient for eight to twelve holes, has been allowed for a first pass follow-up.

BUDGET

PHASE I
-------
         CLAIM STAKING:       11 claims at $125/claim               $   1,375
         LINE CUTTING:        44 km @ $300/km                          13,200
         MAX-MIN SURVEY:      84 km @ $150/km                          12,600
         MAG SURVEY:          44 km @ $80/km                            3,520
         IP SURVEY:           5 days @ $1,500/day                       7,500
         DRILLING:            1000 m @ $45/m                           45,000
                              Ancillary costs (assays, etc. 25%)       11,250
         REPORTING:           5 days @ $350/day                         1,750
                                                                    ---------
                                               Sub Total            $  96,195

                                      Contingency (10.2%)               9,805
                                                                    ---------
                                               Total                $ 106,000     $106,000

PHASE II
         DRILLING:            4000 m @ $45/m                         180,000
                              Ancillary costs (25%)                   45,000
         REPORTING:           allow 10 days @ $350/day                 3,500
                                                                    --------
                                               Sub Total            $228,500
                                      Contingency (9.4%)              21,500
                                                                    --------
                                               Total                $250,000      250,000
                                                                                 --------

                                         GRAND TOTAL                             $356,000
                                                                                 ========


CONCLUSIONS

     Exploration data for Brookmount Exploration Inc.'s Chazel Township, Quebec property have been reviewed, analysed and evaluated. Although no mineral deposits nor mineral occurrences are known to exist on the property VMS style Copper-Zinc and Gold-Copper-Zinc deposits and occurrences lie on strike within the same lithological assemblage. Two untested electromagnetic anomalies on the property display geophysical signatures consistent with those associated with VMS deposits. Both of these anomalies require further evaluation.

     A two phased exploration program consisting of ground geophysical surveys and core drilling and designed to fully evaluate the property for VMS style mineralization is recommended. Approximate costs are $106,000.00 for Phase 1 and $250,000.00 for Phase II.

COMPANY'S MAIN PRODUCT

     The Company's main product is the sale of commercial and precious minerals that can be extracted once the mineral property has been explored and developed. Since the property has yet to be explored by the Company there is no guarantee any ore body will ever be found.

COMPANY'S EXPLORATION FACILITIES

     The Company has no plans to construct a mill or smelter on the Brookmount claim until an ore body of reasonable worth is found (which may be never).

     While in the exploration phase, the crew of the Company will be living in the town of Rouyn-Noranda due to its close proximity to Brookmount claim and to avoid building any permanent facilities.

RECENT EXPLORATION WORK BY THE COMPANY ON THE BROOKMOUNT MINERAL CLAIM

     The Company has not yet undertaken any exploration work on the Brookmount claim since its original staking. At this time the Company does not have sufficient funds on hand to start a work commitment and there is no indication when it will have sufficient funds.

RISK INHERENT IN MINERAL PROPERTIES

     The Company and its shareholders are aware of the following risks:

1.   NO KNOWN ORE BODY

     The Brookmount claim does not contain a known body of commercial ore and, therefore, any program conducted on these properties would be an exploratory search for ore. An ore body may never be found on the property.

2.   EXPENDITURES MAY NEVER FIND AN ORE BODY

     There is no certainty any expenditures made in the exploration of the Brookmount claim will result in discoveries of commercial quantities of ore. Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

3.   FUNDS FOR EXPLORATION MIGHT NOT BE AVAILABLE

     Resource exploration is a speculative business in that a company might not be able to raise any funding subsequent to the initial capital.

4.   INSIGNIFICANT MINERAL DEPOSIT

     The Company might discover a mineral deposit which might not be the size and grade to ensure profitability when mined. It requires a certain number of tones and grade of the ore to ensure profitable operations and if these two factors are not present the Company will not be able to proceed.

5.   MARKETING FACTORS BEYOND THE CONTROL OF THE COMPANY

     The marketability of any minerals acquired or discovered may be affected by factors beyond the control of the Company. For example, fluctuations of the price of commercial minerals, the nearest to the claim of milling facilities, governmental regulations, cost of labor and equipment, taxes and quotas on production and selling, etc. Any of these factors will have an impact on the Company's operations and its profitability.

6.   COMPETITION WITHIN THE MINING INDUSTRY

     Competition within the mining industry is very competitive. The Company will have to compete with other companies who are better known and have more available funds. The Company might find it difficult to obtain financing or stake properties of merit.

7.   MINING INVOLVES A HIGH DEGREE OF RISK.

     Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or which it may not elect to insure. The payment of such liabilities may have a material, adverse effect on the Company's financial position.

8.   ENVIRONMENTAL CONCERNS

     Prior to commencing mining operations on any of its properties, the Company must meet certain environmental requirements. Compliance with these requirements may prove to be difficult and expensive. The Company might be liable for pollution if it does not adhere to the requirements. Environment concerns relate to the use and supply of water, the animal life in the area, fish living in the streams, the need to cut timber and removal of overburden; being the soil above the hard rock. No building or fixtures of any form can be erected without the prior approval of the district inspector for Ontario. The cost and effect of adhering to the environment requirements are unknown to the Company at this time and cannot be reasonably estimated.

9.   TITLE TO THE CLAIM.

     While the Company has obtained the usual industry standard title reports with respect to the Brookmount claim, this should not be construed as a guarantee of title. This property may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. Certain of the claims may be under dispute and resolving of a dispute may result in the loss of all of such property or a reduction in the Company's interest therein.

10.  CONFLICT OF INTEREST

     Some of the Directors of the Company are also directors and officers of other companies and conflicts of interest may arise between their duties as directors of the Company and as directors, officers of other companies. Even with full disclosure by all the directors and officers, the Company cannot insure that it will receive fair and equitable treatment in every transaction.

11.  QUALIFICATION ON GOING CONCERN BY THE AUDITORS

     The Company's auditors, in the audited financial statements attached to this Form 10-SB, has qualified their audit opinion on whether the Company will be able to raise sufficient funds to complete its objectives and, if not, indicates that the Company might not be able to continue as a going concern. Without adequate future financing the Company might cease to operate.

12.  NO SURVEY HAS BEEN PERFORMED

     The Brookmount claim has never been surveyed and, accordingly, the precise location of the boundaries of the property and ownership of mineral rights on specific tracts of land comprising the property may be in doubt.

13.  CONCENTRATION OF OWNERSHIP BY MANAGEMENT.

     The management of the Company, either directly or indirectly, owns 3,500,000 shares. It might be difficult for any one shareholder to solicit sufficient votes to replace the existing management. Therefore, any given shareholder may never have a voice in the direction of the Company.

14.  MINING EXPERIENCE BY MANAGEMENT

     None of the other directors of the Company has had any mining experience.

L.   OTHER MINERAL PROPERTIES

     The Company has not found any other mineral properties either for staking or purchasing but will seek other mineral properties during the next year or so to diversify its holdings. The Company does not presently have the financial capacity to undertake a large staking program. Any staking and/or purchasing of mineral properties may involve the issuance of substantial blocks of the Company's shares. The Company has no intentions of purchasing for cash or other considerations any mineral properties from its officers and/or directors.

EMPLOYEES

     As at November 30, 2000, the Company did not have any employees either part time or full time. Initially the Company does not wish to bear the burden of carrying full time employees especially during periods when it is difficult to work on the property due to weather conditions.

     The executive officers identified the Brookmount claim, incorporating the Company, obtaining the assistance of professionals as needed, identifying potential investors to contribute the initial "seed capital", coordinating various filing requirements and other matters normally performed by the executive officers without any compensation. The Company has given recognition in the financial statements for the period ended July 31, 2000 to this contribution by expensing $4,000 for services of the President and crediting capital contribution for a like amount.

     The Company is not a party to any employment contracts or collective bargaining agreements. The Ontario area has a relatively large pool of people experienced in exploration of mineral properties; being mainly geologists and mining consultants. In addition, there is no lack of people who have experience in working on mineral properties either as laborers or prospectors. Initially the Company will use independent workers and consultants on a part time basis.

COMPETITION

     In Canada there are numerous mining and exploration companies, both big and small. All of these mining companies are seeking properties of merit and availability of funds. The Company will have to compete against such companies to acquire the funds to develop its mineral claim. The availability of funds for exploration is sometimes limited and the Company might find it difficult to compete with larger and more well-known companies for capital. Even though the Company has the rights to the mineral on its claim there is no guarantee it will be able to raise sufficient funds in the future to maintain its mineral claim in good standing. Therefore, if the situation occurs that it does not have sufficient funds for exploration the claim might lapse and be staked by other mining interests. The Company might be forced to seek a joint venture partner to assist in the development of its mineral claim. In this case, there is the possibility that the Company might not be able to pay its proportionate share of the exploration costs and might be diluted to an insignificant carried interest.

     Even when a commercially viable ore body is discovered, there is no guarantee competition in refining the ore will not exist. Other companies may have long term contracts with refining companies thereby inhibiting the Company's ability to process its ore and eventually market it. At this point in time the Company does not have any contractual agreements to refine any potential ore it might discover on its mineral claim.

     The exploration business is highly competitive and highly fragmented, dominated by both large and small mining companies. Success will largely be dependent on the Company's ability to attract talent from the mining field. There is no assurance that the Company's mineral expansion plans will be realized.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The discussion contained in this Item 2 is "forward looking" in that actual work performed on the Company's mineral property may differ from the recommended work program as set forth in the geological report dated February 23, 2000 by J.
G. Burns, P. Geo. Factors that could cause the work program to differ are described throughout this Form 10SB.

PLAN OF OPERATION

     To date the Company has concentrated on the Brookmount claim. In the future, the Company will seek to investigate other mining properties to determine which ones are of merit and are of interest to the Company. Subject to the availability of financing, the Company will seek to increase its inventory of mineral properties and, if acceptable to management, enter into joint venture agreements to develop various other mineral properties of merit. (See Part 1, Item 1 - "Description of the Business"). The Company will seek to generate such funds through the sale of securities and/or institutional financing. If an underwriter can be found, a public offering of common stock will be considered; alternatively the Company will seek to raise funds through a private offering of securities to an institutional buyer or through a registered broker dealer. The Company does not presently have any financing arranged for nor has any underwriter yet expressed interest in such an offering, and there can be no assurance that an underwriter can be found on terms acceptable to the Company. In the absence of such financing, the Company may be unable to put its plans into effect.

LIQUIDITY AND CAPITAL RESOURCES

     As at July 31, 2000, the Company had $2,074 of assets, and $2,313 of liabilities of which $100 is due to the President of the Company. The cash equivalent as at July 31, 2000 was $2,074.

     The Company has no contractual obligations for either lease premises, employment agreements or work commitments on the Brookmount claim and has made no commitments to acquire any asset of any nature.

     Operational and administrative expenses of the Company for 2001 are projected to be approximately $6,500 which will comprise audit and accounting ($1,950), filing fees with regulatory authorities - Edgar ($1,800), transfer agent's fees ($2,000) and miscellaneous ($750). The Brookmount claim is in good standing until January 31, 2002 and, if warranted, the Company need not spend any money on its claim until that date. The current cash position is not sufficient to pay the above noted expenses but, if required, the officers and directors can advance additional funds to the Company.

         Since December 9, 1999, the date of inception, the Company has incurred the following expenses:


        Audit and accounting                       (i)             $  2,250
        Bank Charges and interest                 (ii)                   30
        Consulting                               (iii)                5,000
        Geology report                            (iv)                2,225
        Incorporation costs written-off            (v)                  670
        Management fee                            (vi)                4,000
        Office expenses                          (vii)                  534
        Rent                                    (viii)                1,600
        Staking costs                             (ix)                1,726
        Telephone                                  (x)                  400
        Transfer agent's fees                     (xi)                2,695
        Travel expenses                          (xii)                6,589
                                                                   --------

            Total expenses for the period                           $27,719
                                                                   ========


(i)  Audit and accounting - $2,250

The Company had its financial statements audited as at July 31, 2000, as attached to this Form 10-SB. The accounting and preparation of a working paper file for submission to the auditors was prepared by the Company's Accountant.

(ii) Bank changes and interest- $30

Monthly service charges for operating the account and interest credits for the funds on hand as charged and credited by the Bank of Montreal.

(iii) Consulting- $5,000

The Company incurred various costs associated with the preparation of corporate minutes, filings with Internal Revenue Services, and other required corporate documents.

(iv) Geology report - $2,225

The Company engaged the services of James D. Burns, B. Sc, P. Eng., to write a report to the Company detailing the mineralization on the Brookmount claim and recommending a future work program. This report was completed on February 23, 2000 and has been summarized in this Form 10SB under the heading of "Exploration of Brookmount Claim."

(v)  Incorporation costs written-off - $670

The Company has treated the cost of incorporation as a period cost and has written it off as an expense in the current period rather than capitalize it and amortization it over a period of time.

(vi) Management fee - $4,000

The Company has not paid any fees to its directors or officers during the current period. Nevertheless, the Company realizes that there is a cost involved in the directors and officers devoting time and effort to the affairs of the Company. Therefore, a management fee of $4,000 has been expensed and credited to capital contribution during the current period.

(vii) Office expenses - $534

Office expenses represent the printing of cheques for use by the Company, administrative services, photocopying and fax charges.

(viii) Rent - $1,600

The Company uses the personal residence of the Secretary Treasurer of the Company as an office. No charge has been incurred by the Company. Nevertheless, the Company recognizes that there is a cost to using an office and therefore has expensed $1,600 and credited to capital contribution a similar amount.

(ix) Staking costs - $1,726

The Company engaged the services of George Fernier Contractors to stake the Brookmount claim in Chazel Township of Quesbec, Canada.

(x)  Telephone - $400

The Company has not incurred any telephone charges to date. Nevertheless, the Company recognizes the fact that there is a telephone cost to operating a business and therefore has expensed $400 with an offsetting credit to capital contribution. This expense was determined on the fair market value of operating a telephone line for an eight month period.

(xi) Transfer agent's fees - $2,695

Transfer agent's fees comprise $1,200 as the annual fee paid to maintain an account with the transfer agent and $1,495 for preparation and issuance of share certificates. The Company has treated for accounting purposes the annual fee of $1,200 as a period cost and has written it off in the current period rather than amortizing it over the entire year.

(xii)    Travel Expenses-$6,589

The Company incurred various travel expenses in having its management and consultants arrange for the staking of the Brookmount claim.

     Management estimates that the current funds on hand will not be sufficient to allow the Company to undertake exploration activities on the Brookmount claim. The funds required over the next several months will be for filing fees, accounting and general office expenses. Nevertheless, the Company will have to raise additional funds to remain as a going concern.

     The only three methods available to the Company to obtain further funding are as follows:

a) Advances from its directors and officers sufficient to enable the Company to undertake some, but not all, of the recommendations set forth by Mr. Burns. No commitment on the part of the directors or officers has been made to date;
b) Obtain institutional financing based on the personal guarantees of the Company's officers and directors. The directors and officers have not considered this method at the present time; and

c)   Insurance  of  the  common   stock  of  the  Company   either  to  existing
     shareholders or to the general public. No plans at the present time have been made to obtain funding from this source.

     Management does not believe the Company's operations have been materially affected by inflation.

ITEM 3. DESCRIPTION OF PROPERTY

     The Brookmount claim consists of 500 acres situated within the Chazel Township, Abitibi West County, Quebec, 73 km (approximately 50 miles) north north east of Rouyn-Noranda, Quebec. The property is 100% owned by the Company.

     The Brookmount claim is situated in a generally flat terrain with only the occasional low hill. The property ranges from an elevation of 960 feet to 1,320 feet. Tree species present on the property are spruce, jackpine, balsam, tamarack, cedar, birch and poplar. The entire property, being situated on the Canadian Shied, is considered northern territory, characterized by long cold winters and short warm to hot summers. There are creeks that flow through the property and gravel roads which allow an easier access to the property.

OFFICES

     The Company's executive offices are located in Apartment 22 - 1106 Avenue Road, Toronto, Ontario, Canada, M4N 2E1. The office is located in the personal residence of the President of the Company. There is no charge to the Company for office but an imputed charge of $1,600 has been expensed during the current period with an offsetting entry to capital contribution. The Company realizes it will require an office once it has started exploration work on the Brookmount claim, but has yet to choose the office's location.

INCORPORATION IN THE STATE OF NEVADA

     The Company incorporated in the State of Nevada rather than Ontario because of tax reasons. For example, both the Federal and Provincial Governments impose tax on any profits made. This corporate tax could range as high as 51% of net income. In addition the Province of Ontario has an annual capital tax based on the number of shares outstanding. By having a Nevada-based company, the Company, if it ex-provincially incorporates in Ontario, will only be subject to a 15% withholding tax as set forth in the Canada/US Tax Treaty.

OTHER PROPERTY

The Company does not own any other property other than the rights to the minerals located on the Brookmount claim.

ITEM 4.    SECURITY OWNERSHIP OF CERTAIN
           BENEFICIAL OWNERSHIP AND MANAGEMENT

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth certain information with respect to the beneficial ownership of each person who is known to the Company to be the beneficial owner of more than 5% of the Company's Common Stock as of November 30, 2000.

     (1)                     (2)                               (3)                 (4)
    Title             Name and Address                  Amount and Nature        Percent
      of                of Beneficial                     of Beneficial            of
    Class                  Owner                        Ownership (1),(2)       Class (2)
    -----                  ------                       -----------------       ---------
Common Shares         FRED HALLBERG                            3,000,000            32.31%
                      Apt. 22 - 1106 Avenue Road
                      Toronto, Ontario
                      Canada, M4N 2E1

Common Shares         RAYMOND TANG                               600,000             6.46%
                      871-1078 East 31st Street
                      Vancouver, British Columbia
                      Canada, V7A 2E5

                      LISA TANG                                  515,000             5.55%
                      #205-8077 Alexsandra Road
                      Richmond, British Columbia
                      Canada, V7A 2E5

Common Shares         JOHN VAUGHAN                               500,000             5.39%
                      25A Claremont Avenue
                      Pointe-Claire, Quebec
                      Canada, H9S 5C6

Common Shares         KIT FAN LEUNG                              500,000             5.39%
                      830-1268 West Broadway
                      Vancouver, British Columbia
                      Canada, V6H 1G6

Common Shares         HUANG GUANG QUAN                           490,000             5.28%
                      215-5471 Arcadia Road
                      Richmond, British Columbia
                      Canada, V7A 2E5

Common Shares         TANG ZI MOND                               475,000             5.12%
                      208-2150 Brunswick
                      Vancouver, British Columbia
                      Canada, V7A 2E5

(1) As of November 30, 2000, 2000 there were 9,282,400 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.
(2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.
(3) These shares are restricted since they were issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After these shares have been held for one year, Mr.Hallberg, President of the Company, could sell 1% of the outstanding stock in the Company every three months. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There is "stock transfer" instructions placed against these certificates and a legend has been imprinted on the stock certificates themselves.

SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth certain information with respect to the beneficial ownership of each officer and director, and of all directors and executive officers as a group as of November 30, 2000.

     (1)                  (2)                               (3)                (4)
    Title          Name and Address                  Amount and Nature       Percent
      of             of Beneficial                     of Beneficial           of
    Class               Owner                        Ownership (1),(2)      Class (2)
    -----               ------                       -----------------      ---------
Common          Fred Hallberg                          3,000,000 (3)           32.31%
Shares          Apt. 22-1106 Avenue Road
                Toronto, Ontario
                Canada, M4N 2E1

Common          Yiu Lam Ko                                     NIL              0.00%
Shares          203 - 8020 Ryan Road
                Richmond, British Columbia
                Canada, V7A 2E4

Common          John Vaughan                             500,000 (4)            5.39%
Shares          25A Claremont Avenue
                Pointe-Claire, Quebec
                Canada, H9S 5C6

Common           Directors and Officers as a           3,500,000               37.70%
Shares                 Group

(1) As of November 30, 2000 there were 9,282,400 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.
(2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons. None of the directors or officers have any options, warrants, rights or conversion privileges outstanding.
(3) Fred Hallberg is President and Director of the Company and one of the controlling shareholders. This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Hallberg could sell a percentage of his shares every three months based on 1% of the outstanding stock. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.
(4) John Vaughan is a Director of the Company and one of the controlling shareholders. This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Vaughan could sell a percentage of his shares every three months based on 1% of the outstanding stock. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.

ITEM 5. DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS

         The Company's directors and executive officers, as of November 30, 2000, are listed in the table below. Directors are elected at the Company's annual meeting of stockholders. They hold office until their successors are elected and qualified. The Company's officers, responsible to the Board of Directors, are appointed annually by the Board.

                                                                              Term as
                                                                              Director
                Name                         Position Held                    Expires
                ----                         -------------                    -------
            Fred Hallberg                   President and Director             2001

            Yiu Lam Ko                      Secretary Treasurer and
                                              Director                         2001

            John Vaughan                     Director                          2001

         FRED HALLBERG, President of the Company, received his Secondary School Diploma from Brantford C.V.S. in Brantford, Ontario in 1994. In 1995 he completed his first year of the Fire Protection Engineering Degree at Seneca College in Toronto, Ontario. In 1996, he took a position as Manager of the Aroma Coffee Bar and Eatery in Toronto, where he trained and supervised staff and monitored and maintained cash balances. He was promoted to Franchise Consultant with the Aroma Coffee Bar in 1997 where he is assisting new franchise owners with the operation of restaurants.

         YIU LAM KO, Secretary Treasurer and Director of the Company was born in China. After moving to Vancouver, British Columbia, Canada, Mr. Ko entered into various sales services for Chinese Companies. In 1990 he became advertising manager for a Chinese news paper located in Vancouver before becoming involved in 1996 in starting his own advertising and printing company.

         JOHN VAUGHAN, Director of the Company, owned and operated several Radio Shack outlets in Toronto, Ontario from 1976 to 1979. In 1979 he moved into the restaurant business where he owned and managed Battalion Holdings Inc., which ran five well known and successful restaurants in Toronto. From Toronto, he moved to Montreal, Quebec in 1991, where he owns and operates several restaurants. He also runs a company that offers management consulting to the restaurant industry in Quebec.

         Although Fred Hallberg, Yiu Lam Ko and John Vaughan do not work full time for the Company, they plan to devote whatever time is required once the mineral property has an exploration program ready for its development. The President of the Company will spend approximately 25 hours a month on administration and planning for the Company's future exploration program while the Secretary Treasurer will work for 15 hours per month to prepare corporate documents. Once development of the Brookmount claim takes place, the President and Secretary Treasurer will find that their hours each month will increase although they will be relying upon mining professionals to undertake the exploration program on behalf of the Company.

         None of the directors or officers are related to each other and are not related to any person under consideration for nomination as a director or appointment as an executive officer.

ITEM 6.           EXECUTIVE COMPENSATION

         None of the Company's executive officers have received compensation since the Company's inception.

         The following table sets forth compensation paid or accrued by the Company during the period ended November 30, 2000 to the Company's President, Director and Secretary Treasurer.

                                                SUMMARY COMPENSATION TABLE (2000)

                                                                     Long Term Compensation (US Dollars)
                                                            ---------------------------------------------
                            Annual Compensation              Awards               Payouts
                            -------------------              ------               -------
          (a)              (b)      (c)         (e)        (f)           (g)        (h)         (i)
                                               Other    Restricted                           All other
                                              Annual      stock       Options/     LTIP       compen-
    Name and Princi-                           Comp.      awards         SAR      payouts     sation
      pal position         Year    Salary       ($)        ($)           (#)        ($)         ($)
      ------------         ----    ------       ---        ---           ---        ---         ---

Fred Hallberg             1999-     -0-         -0-        -0-           -0-        -0-         -0-
President and              2000
  Director
Yiu Lam Ko                1999-     -0-         -0-        -0-           -0-        -0-         -0-
Secretary Treasurer        2000
  and Director
John Vaughan              1999-     -0-         -0-        -0-           -0-        -0-         -0-
Director                   2000

There has been no compensation given to any of the Directors or Officers during 1999 and 2000. There are no stock options outstanding as at November 30, 2000 and no options have been granted in 2000, but it is contemplated that the Company may issue stock options in the future to officers, directors, advisers and future employees.

COMPENSATION OF DIRECTORS

         Members of the Board of Directors do not receive cash compensation for their services as Directors. Directors are not presently reimbursed for expenses incurred in attending Board meetings.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company has never before filed a prospectus specified under Section 10(a) of the Securities Act of 1933 at this time. The Company raised funds from its officers and directors relatives, friends and business associates as more fully described below.

SHARES ISSUED TO DIRECTORS AND OFFICERS

         Fred Hallberg, President, 3,000,000 shares at $0.001 per share for cash consideration.

         John Vaughan, Director, 500,000 shares at a price of $0.001 per share for cash consideration.

         Both the above share issues are restricted since they were issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After this stock has been held for one year, the holders of these shares of the Company could sell a percentage of their shares every three months based on 1% of the outstanding stock in the Company. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There are "stop transfer" instructions placed against this stock and a legend is imprinted on each stock certificate.

SHARES ISSUED TO OTHER SHAREHOLDERS

         On or about February 10, 2000, the Company issued 5,750,000 shares to individuals, other than directors and officers for the consideration of $0.002 per share, for a total consideration of $11,500. All shares were paid for in cash. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended and an appropriate Form D was filed in connection with the issuance of these shares.

On or about March 16, 2000, the Company issued 32,400 shares to individuals other than directors or officers, for consideration of $0.20 per share, for a total consideration of $6,480. All shares were paid for in cash. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended and an appropriate Form D was filed in connection with the issuance of these shares.

         The director and officer of the Company have contributed and continue to contribute time, office space, telephone, and other expenses, without compensation or reimbursement. The Company has given recognition to this contribution by including in expenses and crediting capital surplus the following amounts:

            Management fees                    $  4,000
            Rent                                  1,600
            Telephone                               400
                                                -------
                                               $  6,000
                                                =======


         One of the directors of the Company is a director, officer and stockholder of another company. Therefore, conflicts of interest may arise between his duty as director of the Company and as a director and an officer of other companies. All such possible conflicts will be disclosed and the directors concerned will govern himself in respect thereof to the best of his ability in accordance with the obligations imposed on him under the laws of the State of Nevada.

         All officers and the director are aware of their fiduciary responsibilities under corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in their capacities as officers and director of the Company. Any transaction with officers or directors will only be on terms consistent with industry standards and sound business practice in accordance with the fiduciary duties of those persons to the Company, and depending upon the magnitude of the transactions and the absence of any disinterested board members, the transactions may be submitted to the shareholders for their approval in the absence of any independent board members.

         The three directors are prepared to advance money to the Company for an exploration program on the Brookmount claim. Such commitment would not exceed $50,000. If the Company is unable to raise further money from the issuance of its capital stock or institutional investors and the directors are unwilling to advance further funds subsequent to the above noted advancement, then the Company will not be able to operate as a going concern and might cease to exist.

         The Company has not entered into any transactions with a related party and does not intend to do so in the immediate future. It is the intention of the Company to deal with third parties in all its acquisitions of properties.

REPORTS TO SECURITY HOLDERS

         Prior to filing this Form 10-SB, the Company has not been required to deliver annual reports. To the extent that the Company is required to deliver annual reports to security holders through its status of a reporting company, the Company shall deliver annual reports. Also, to the extent the Company is required to deliver annual reports by the rules or regulations of any exchange upon which the Company's shares are traded, the Company shall deliver annual reports. If the Company is not required to deliver annual reports, the Company will not go to the expense of producing and delivering such reports. If the Company is required to deliver annual reports, they will contain audited financial statements as required.

         Prior to the filing of this Form 10-SB, the Company has not filed reports with the Securities and Exchange Commission. Once the Company becomes a reporting company, management anticipates that Forms 3, 4, 5, 10K-SB, 10Q-SB, 8-K and Schedules 13D along with the appropriate proxy material will have to be filed as they come due. If the Company issues additional shares, the Company may file additional registration statements for those shares.

         The public may read and copy any material of the Company files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding the issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).

ITEM 8.           DESCRIPTION OF SECURITIES

         The Company's Articles of Incorporation currently provide that the Company is authorized to issue 200,000,000 shares of common stock, par value $0.001 per share. As at November 30, 2000, 9,282,400 shares were outstanding.

COMMON STOCK

         Each holder of record of the Company's common stock is entitled to one vote per share in the election of the Company's directors and all other matters submitted to the Company's stockholders for a vote. Holders of the Company's common stock are also entitled to share ratably in all dividends when, as, and if declared by the Company's Board of Directors from funds legally available therefore, and to share ratably in all assets available for distribution to the Company's stockholders upon liquidation or dissolution, subject in both cases to any preference that may be applicable to any outstanding preferred stock. There are no preemptive rights to subscribe to any of the Company's securities, and no conversion rights or sinking fund provisions applicable to the common stock.

         Neither the Company's Articles of Incorporation nor its Bylaws provide for cumulative voting. Accordingly, persons who own or control a majority of the shares outstanding may elect all of the Board of Directors, and persons owning less than a majority could be foreclosed from electing any.

OPTIONS OUTSTANDING

         There are no outstanding options. It is the intention of the Board of Directors to grant stock options to directors, officers and future employees at some time in the future. At the present time no consideration has been given to the granting of stock options.

                                     PART 11

ITEM 1.           MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S
                  COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

MARKET INFORMATION

         The Company's stock is not presently traded or listed on any public market. Upon effectiveness of the Company's registration statement under the Securities Exchange Act of 1934, it is anticipated one or more broker dealers may make a market in its securities over-the-counter, with quotations carried on the National Association of Securities Dealers, Inc.'s "OTC Bulletin Board".

         There is no established market price for the shares. There are no common shares subject to outstanding options or warrants or securities convertible into common equity of the Company. The number of shares subject to Rule 144 is 3,500,000 shares. Each share certificate has the appropriate legend affixed thereto. There are no shares being offered to the public and no shares have been offered pursuant to an employee benefit plan or dividend reinvestment plan.

HOLDERS

         There are 37 record holder of the Company's common stock as at November 30, 2000. Two of these shareholders are current directors and officers.

DIVIDENDS

         The Company has never paid cash dividends on its common stock and does not intend to do so in the foreseeable future. The Company currently intends to retain any earnings for the operation and expansion of its business.

TRANSFER AGENT

         The Company's transfer agent is Nevada Agency & Trust Co., 50 West Liberty Street, Suite 880, Reno, Nevada, 89501.

ITEM 2.           LEGAL PROCEEDINGS

         There are no legal proceedings to which the Company is a party or to which its property is subject, nor to the best of management's knowledge are any material legal proceedings contemplated.

ITEM 3.           DISAGREEMENT WITH ACCOUNTANTS AND
                  FINANCIAL DISCLOSURE

         From inception to date, the Company's principal accountant is Andersen Andersen & Strong, L.C. of Salt Lake City, Utah. The firm's report for the period from inception to July 31, 2000 did not contain any adverse opinion or disclaimer, nor were there any disagreements between management and the Company's accountants.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

         From inception through to November 30, 2000, the Company has issued and sold the following unregistered shares of its common stock (the aggregated value of all such offerings did not exceed US$1,000,000):

(i)      Subscription for shares by Directors and Officers of the Company

         a.       Subscription for shares by current directors and officers

         On January 7, 2000 the Company issued to its President, Fred Hallberg, 3,000,000 common shares, and issued to John Vaughan, a Director, 500,000 common shares at $0.001 per share.

         The shares issued to the present directors and officers are restricted since they were issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After this stock has been held for one year, Directors could sell within a three month period a percentage of their shares based on 1% of the outstanding stock in the Company. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There are "stop transfer" instructions placed against this certificate and a legend has been imprinted on the stock certificate itself.

(ii)     Subscription for 5,750,000 shares

         On February 10, 2000, the Company accepted subscriptions from fourteen investors in the amount of 5,750,000 shares at a price of $0.002 per share. In all cases the consideration was cash. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended, and an appropriate Form D was filed in connection with the issuance of these shares.

(iii)    Subscription for 32,400 shares

         On March 16, 2000, the Company accepted subscriptions from twenty-one investors in the amount of 32,400 shares at a price of $0.20 per share. In all cases the consideration was cash. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended, and an appropriate Form D was filed in connection with the issuance of these shares.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Articles of Incorporation contain provisions which, in substance, eliminate the personal liability of the Board of Directors and officers of the Company and its shareholders from monetary damages for breach of fiduciary duties as directors to the extent permitted by Nevada law. By virtue of these provisions, and under current Nevada law, a director of the Company will not be personally liable for monetary damages for breach of fiduciary duty, except liability for:

a.       breach of his duties of loyalty to the Company or to its shareholders;

b. acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

c. dividends or stock repurchase or redemptions that are unlawful under Nevada law; and

d. any transactions from which he or she receives an improper personal benefit.

         These provisions pertain only to breaches of duty by individuals solely in the capacity as directors, and not in any other corporate capacity, such as an officer, and limit liability only for breaches of fiduciary duties under Nevada law and not for violations of other laws (such as Federal securities laws). As a result of these indemnifications provisions, shareholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their duties, although it maybe possible to obtain injunctive or other equitable relief with respect to such actions.

         The inclusion of these indemnification provisions in the Company's By-laws may have the effect of reducing the likelihood of derivation litigation against directors, and may discourage or deter shareholders or management from bringing lawsuit action, if successful, might otherwise benefit the Company or its shareholders.

         The Company will be entering into separate indemnification agreements with its directors and officers containing provisions that provide for the maximum indemnification allowed to directors and officers under Nevada law and the Company, among other obligations, to indemnify such directors and officers against certain liabilities that may arise by reason of their status as directors and officers, other than liabilities arising from willful misconduct of a culpable nature, provided that such persons acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interest of the Company and, in the case of criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In addition, the indemnification agreement provides generally that the Company will, subject to certain exceptions, advance the expenses incurred by director and officers as a result of any proceedings against them as to which they may be entitled to indemnifications. The Company believes these arrangements are necessary to attract and retain qualified persons as directors and officers.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

                                    PART F/S

                              FINANCIAL STATEMENTS

         The following financial statements are filed with this Form 10-SB:


                                                                                       Page
                                                                                       ----

Report of Independent Certified Public Accountants

Financial Statements Brookmount Explorations Inc.                                       37

        Balance Sheet as at July 31, 2000                                               38

        Statement of Operations for the Period from December 9, 1999 (Date
          of Inception) to July 31, 2000                                                39

        Statement of Changes in Stockholders' Equity for the Period from
          December 9, 1999 (Date of Inception) to July 31, 2000                         40

        Statement of Cash Flows for the Period from December 9, 1999 (Date
          of Inception) to July 31, 2000                                                41

        Notes to Financial Statements                                                   42




ANDERSEN ANDERSEN & STRONG, L.C.                                 941 East 3300 South, Suite202
--------------------------------                                    Salt Lake City, Utah 84106
Certified Public Accountants and Business Consultants                   Telephone 801-486-0096
                                                                              Fax 801-486-0098




The Board of Directors
Brookmount Explorations Inc.
Vancouver, B.C.

          REPORT OF CERTIFIED INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have reviewed the condensed balance sheet of Brookmount Explorations Inc. (exploration stage company) as of July 31, 2000 and the statement of operations, stockholders' equity and cash flows for the period December 9, 1999 (date of inception) to July 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brookmount Explorations Inc. at July 31, 2000 and the results of operations, and cash flows for the period
December 9, 1999 (date of inception) to July 31, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the exploration stage and does not have the necessary working capital for its planned activity, which raises doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                            /s/   "Andersen Andersen and Strong"

Salt Lake City, Utah
September 10, 2000

                          BROOKMOUNT EXPLORATIONS INC.
                           (EXPLORATION STAGE COMPANY)
                                  BALANCE SHEET
                                  JULY 31, 2000


   ASSETS

   CURRENT ASSETS

        Cash                                                            $   2,074
                                                                        ---------
               Total Current Assets                                         2,074
                                                                        ---------

   OTHER ASSETS

        Mineral claims - Note 3                                                --
                                                                        ---------


                                                                        $   2,074
                                                                        =========


   LIABILITIES

         Accounts payable                                               $   2,313
                                                                        ---------

                                                                            2,313
                                                                        ---------

   STOCKHOLDERS' EQUITY

        Common stock

              200,000,000 shares authorized, at $0.001 par value
              9,282,400 shares issued and outstanding                       9,282

        Capital in excess of par value                                     18,198

        Deficit accumulated during the development stage                  (27,719)
                                                                        ---------

              Total Stockholders' Deficiency                                 (239)
                                                                        ---------


                                                                        $   2,074
                                                                        =========


   The accompanying notes are an integral part of these financial statements.

                          BROOKMOUNT EXPLORATIONS INC.
                           (EXPLORATION STAGE COMPANY)
                             STATEMENT OF OPERATIONS

      FOR THE PERIOD DECEMBER 9, 1999 (DATE OF INCEPTION) TO JULY 31, 2000
--------------------------------------------------------------------------------


REVENUES                                                         $       --

EXPENSES                                                              27,719
                                                                    --------


NET LOSS                                                         $    27,719
                                                                    ========

NET LOSS PER COMMON SHARE

     Basic                                                         $     --
                                                                    ========



AVERAGE OUTSTANDING SHARES


     Basic                                                         7,318,734
                                                                   =========



   The accompanying notes are an integral part of these financial statements.

                          BROOKMOUNT EXPLORATIONS INC.
                           (EXPLORATION STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
      FOR THE PERIOD DECEMBER 9, 1999 (DATE OF INCEPTION) TO JULY 31, 2000
--------------------------------------------------------------------------------


                                                                                      CAPITAL IN
                                                      COMMON         STOCK              EXCESS OF      ACCUMULATED
                                                      SHARES         AMOUNT             PAR VALUE       DEFICIT
                                                      ------         ------             ---------       -------


BALANCE DECEMBER 9, 1999 (DATE OF INCEPTION)              --      $      --             $      --       $       --

Issuance of common stock for cash at
  $0.001-January 7, 2000                           3,500,000          3,500                    --               --

Issuance of common shares for cash at
  $0.002-February 10, 2000                         5,750,000          5,750                 5,750               --

Issuance of common shares for cash at
  $0.20-March 16, 2000                                32,400             32                 6,448               --

Contributions to capital by officer-
  expenses                                                --             --                 6,000               --

Net operating loss for the period
  December 9, 1999 to July 31, 2000                       --             --                    --          (27,719)
                                                   ---------     ----------             ---------       ----------

BALANCE JULY 31, 2000                              9,282,400      $   9,282             $  18,198        $ (27,719)
                                                   =========      =========            ==========        =========


   The accompanying notes are an integral part of these financial statements.

                          BROOKMOUNT EXPLORATIONS INC.
                           (EXPLORATION STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
      FOR THE PERIOD DECEMBER 9, 1999 (DATE OF INCEPTION) TO JULY 31, 2000


CASH FLOWS FROM
     OPERATING ACTIVITIES:

     Net loss                                                              $  (27,719)

     Adjustments to reconcile net loss to net cash provided by operating activities:

          Changes in accounts payable                                           2,313
           Contributions to capital - expenses                                  6,000
                                                                              -------

               Net Cash Flows (defecit) from Operations                       (19,406)
                                                                             --------

CASH FLOWS FROM FINANCING
   ACTIVITIES:

          Proceeds from issuance of common stock                               21,480
                                                                             --------

     Net Change in Cash                                                         2,074

     Cash at Beginning of Period                                                   --
                                                                             --------

     Cash at  End of Period                                                $    2,074
                                                                            =========

SCHEDULE OF NONCASH OPERATING ACTIVITIES

      Contributions to capital by officer - expenses - 2000                $    6,000
                                                                             --------


   The accompanying notes are an integral part of these financial statements.

                          BROOKMOUNT EXPLORATIONS INC.
                           (EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.       ORGANIZATION

         The Company was incorporated under the laws of the State of Nevada on December 9, 1999 with the authorized common stock of 200,000,000 shares at $0.001 par value.

         The Company was organized for the purpose of acquiring and developing mineral properties. At the report date mineral claims, with unknown reserves, had been acquired. The Company has not established the existence of a commercially minable ore deposit and therefore has not reached the development stage and is considered to be in the exploration stage (see note 3).

         Since its inception the Company has completed two Regulation D offerings of 9,282,400 shares of its common capital stock for cash.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Accounting Methods

         The Company recognizes income and expenses based on the accrual method of accounting.

         Dividend Policy

         The Company has not yet adopted a policy regarding payment of dividends.

         Income Taxes

         At July 31, 2000, the Company had a net operating loss carry forward of $27,719. The tax benefit from the loss carry forward has been offset by a valuation reserve because the use of the future tax benefit is undeterminable since the Company has no operations.

         The loss carry forward expires in the year 2022.

         Basic and Diluted Net Income (Loss) per Share

         Basic net income (loss) per share amounts are computed based on the weighted average number of shares actually outstanding. Diluted net income (loss) per share amounts are computed using the weighted average number of common shares and common equivalent shares outstanding as if shares had been issued on the exercise of the preferred share rights unless the exercise becomes antidilutive and then only the basic per share amounts are shown in the report.

                          BROOKMOUNT EXPLORATIONS INC.
                           (EXPLORATION STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

         Capitalization of Mineral Claim Costs

         Costs of acquisition, exploration, carrying, and retaining unproven properties are expensed as incurred. Costs incurred in proving and developing a property ready for production are capitalized and amortized over the life of the mineral deposit or over a shorter period if the property is shown to have an impairment in value. Expenditures for mine equipment will be capitalized and depreciated over their useful lives.

         Environmental Requirements

         At the report date environmental requirements related to the mineral leases acquired (note 3) are unknown and therefore any estimate of any future cost cannot be made.

         Financial Instruments

         The carrying amounts of financial instruments, including cash and accounts payable are considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

         Estimates and Assumptions

         Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

                          BROOKMOUNT EXPLORATIONS INC.
                           (EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
3.       MINERAL CLAIMS

         The Company has acquired five mineral claims located in the Chazel Township, Abitibi West County in the province of Quebec with an expiration date of January 31, 2002.

         The claims have not been proven to have a commercially minable ore reserve and therefore all costs of exploration and retaining the properties have been expensed.

         The claims may be retained by the Company by the completion of yearly assessment work of $6,000Cn or by a payment of $6,000Cn. The next assessment work is due December 2, 2001.

4.       RELATED PARTY TRANSACTIONS

         Related parties acquired 38 % of the common stock.

5.       GOING CONCERN

         The Company will need additional working capital to be successful in its planned activity and continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Company to operate in the coming year.

                                    PART 111

ITEM 1.           INDEX TO EXHIBITS

EXHIBIT
   NO.
--------

(2)      Charter and By-Laws

         (a)      Articles of Incorporation of Brookmount Explorations Inc. filed
                  December 9, 1999 (filed herewith, page 47)
         (b)      Bylaws (filed herewith, page 51)

(3)      Instruments Defining Rights of Securities Holders

         (a)      Text of stock certificates for common stock (filed herewith, page 62)

(5)      Voting Trust Agreements

                  None

(6)      Material Contracts

         (a)      Not made in the ordinary course of business
                  (i)      Transfer Agent and Registrar Agreement between Registrant and Nevada
                           Agency & Trust Co., dated January 6, 2000 (filed herewith, page 63)

(10)     Consent of experts and counsel

         (i)      Consent of Andersen Andersen & Strong, L.C., independent certified public accountants (filed herewith, page 66)

(11)     Statement re computation of per share earnings

                  Not applicable

(16)     Letter of change in certifying accountant

                  Not applicable

(21)     Subsidiaries of the Registrant

                  Not applicable

(24)     Power of Attorney

                  Note

(27)     Financial Data Schedule Worksheet (filed herewith, page 67)

(99)     Addition Exhibits

                  None

ITEM 2.           DESCRIPTIONS OF EXHIBITS



                         [Attached, pages 47 through 69]

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         BROOKMOUNT EXPLORATIONS INC.
                                               (the Company)

                                     by  /s/  "Fred Hallberg"
                                         -------------------------------
                                                  Fred Hallberg
                                                President and Director

                                         Dated:    December 19, 2000

                                                               EXHIBIT NO. 2 (A)


                            ARTICLES OF INCORORATION

                                        OF

                          BROOKMOUNT EXPLORATIONS INC.

                                    * * * * *

     The undersigned, acting as incorporator, pursuant to the provisions of the laws of the State of Nevada relating to private corporations, hereby adopts the following Articles of Incorporation:

     ARTICLE ONE. [NAME]. The name of the corporation is:

                          BROOKMOUNT EXPLORATIONS INC.

     ARTICLE TWO. [RESIDENT AGENT]. The initial agent for service of process is Nevada Agency and Trust Company, 50 West Liberty Street, Suite 880, City of Reno, County of Washoe, State of Nevada 89501.

     ARTICLE THREE. [PURPOSES]. The purposes for which the corporation is organized are to engage in any activity or business not in conflict with the laws of the State of Nevada or of the United States of America, and without limiting the generality of the foregoing, specifically:

            1. [OMNIBUS] . To have to exercise all the powers now or hereafter conferred by the laws of the State of Nevada upon corporations organized pursuant to the laws under which the corporation is organized and any and all acts amendatory thereof and supplemental thereto.

           11. [CARRYING ON BUSINESS OUTSIDE STATE). To conduct and carry on its business or any branch thereof in any state or territory of the United States or in any foreign country in conformity with the laws of such state, territory, or foreign country, and to have and maintain in any state, territory, or foreign country a business office, plant, store or other facility.

            111. [PURPOSES TO BE CONSTRUED AS POWERS] . The purposes specified herein shall be construed both as purposes and powers and shall be in no wise limited or restricted by reference to, or inference from, the terms of any other clause in this or any other article, but the purposes and powers specified in each of the clauses herein shall be regarded as independent purposes and powers, and the enumeration of specific purposes and powers shall not be construed to limit or restrict in any manner the meaning of general terms or of the general powers of the corporation; nor shall the expression of one thing be deemed to exclude another, although it be of like nature not expressed.

     ARTICLE FOUR. [CAPITAL STOCK]. The corporation shall have authority to issue an aggregate of TWO HUNDRED MILLION (200,000,000) Common Capital Shares, PAR VALUE ONE MILL ($0.001) per share for a total capitalization OF TWO HUNDRED THOUSAND DOLLARS ($200,000).

     The holders of shares of capital stock of the corporation shall not be entitled to pre-emptive or preferential rights to subscribe to any unissued stock or any other securities which the corporation may now or hereafter be authorized to issue.

     The corporation's capital stock may be issued and sold from time to time for such consideration as may be fixed by the Board of Directors, provided that the consideration so fixed is not less than par value.

     The stockholders shall not possess cumulative voting rights at all shareholders meetings called for the purpose of electing a Board of Directors.

     ARTICLE FIVE. [DIRECTORS]. The affairs of the corporation shall be governed by a Board of Directors of no more than eight (8) nor less than one (1) person. The names and addresses of the first Board of Director are:

                  NAME                                       ADDRESS
                  ----                                       -------

         Frederick Hans Hallberg                      297 Roselawn Avenue
                                                      Toronto, Ontario
                                                      Canada, M4R 1G2

         Yiu Lam Ko                                   203 - 8020 Ryan Road
                                                      Richmond, British Columbia
                                                      Canada, V7A 2E4

         John Leslie Vaughan                          25 A Claremont Avenue
                                                      Point-Claire, Quebec
                                                      Canada, H9S 5C6

     ARTICLE SIX. [ASSESSMENT OF STOCK]. The capital stock of the corporation, after the amount of the subscription price or par value has been paid in, shall not be subject to pay debts of the corporation, and no paid up stock and no stock issued as fully paid up shall ever be assessable or assessed.

     ARTICLE SEVEN. [INCORPORATOR]. The name and address of the incorporator of the corporation is as follows:


         NAME                                  ADDRESS
         ----                                  -------

         Amanda Cardinalli                     50 West Liberty Street, Suite 880
                                               Reno, Nevada 89501

     ARTICLE EIGHT. [PERIOD OF EXISTENCE]. The period of existence of the corporation shall be perpetual.

     ARTICLE NINE. [BY-LAWS]. The initial By-laws of the corporation shall be adopted by its Board of Directors. The power to alter, amend, or repeal the By-laws, or to adopt new By-laws, shall be vested in the Board of Directors, except as otherwise may be specifically provided in the By-laws.

     ARTICLE TEN. [STOCKHOLDERS' MEETINGS]. Meeting of stockholders shall be held at such place within or without the State of Nevada as may be provided by the By-laws of the corporation. Special meetings of the stockholders may be called by the President or any other executive officer of the corporation, the Board of Directors, or any member thereof, or by the record holder or holders of at least ten percent (10%) of all shares entitled to vote at the meeting. Any action otherwise required to be taken at a meeting of the stockholders, except election of directors, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by stockholders having at least a majority of the voting power.

     ARTICLE ELEVEN . [CONTRACTS OF CORPORATION]. No contract or other transaction between the corporation and any other corporation, whether or not a majority of the shares of the capital stock of such other corporation is owned by this corporation, and no act of this corporation shall in any way be affected or invalidated by the fact that any of the directors of this corporation are pecuniarily or otherwise interested in, or are directors or officers of such other corporation. Any director of this corporation, individually, or any firm of which such director may be a member, may be a party to, or may be pecuniarily or otherwise interested in any contract or transaction of the corporation; provided, however, that the fact that he or such firm is so interested shall be disclosed or shall have been known to the Board of Directors of this corporation, or a majority thereof; and any director of this corporation who is also a director or officer of such other corporation, or who is so interested, may be counted in determining the existence of a quorum at any meeting of the Board of Directors of this corporation that shall authorize such contract or transaction, and may vote thereat to authorize such contract or transaction, with like force and effect as if he were not such director or officer of such other corporation or not so interested.

     ARTICLE.TWELVE. [LIABILITY OF DIRECTORS AND OFFICERS]. No director or officer shall have any personal liability to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, except that this Article Twelve shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of the Nevada Revised Statutes.

     IN WITNESS WHEREOF, the undersigned incorporator has hereunto affixed her signature at Reno, Nevada this 8th day of December, 1999.

                                               by       /s/  "Amanda Cardinalli"
                                                   -----------------------------
                                                        AMANDA CARDINALLI

                       CONSENT TO SERVE AS RESIDENT AGENT

              The Nevada Agency and Trust Company, located at 50 West Liberty Street, Suite 880, Reno Nevada 89501, hereby consents to serve as Resident Agent in the State of Nevada for the following Corporation:

                          BROOKMOUNT EXPLORATIONS INC.

              We understand that as agent for the Corporation, it will be our responsibility to receive service of process in the name of the corporation; to forward all mail to the Corporation; and to immediately notify the office of the Secretary of State in the event of our resignation, or of any changes in the registered office of the Corporation for which we are an agent.

              IN WITNESS WHEREOF, the undersigned authorized representative of the Nevada Agency and Trust Company has hereunto affixed her signature at Reno, Nevada this 9th day of December, 1999.

                                     by             /s/   "Amanda Cardinalli"
                                                 -----------------------------
                                                           AMANDA CARDINALLI

                                                               EXHIBIT NO. 2 (B)

                                     BY LAWS

                                       OF

                          BROOKMOUNT EXPLORATIONS INC.

                              A NEVADA CORPORATION

                                    ARTICLE I

                                     OFFICES

SECTION 1. The registered office of this corporation shall be in the City of Reno, State of Nevada.

SECTION 2. The Corporation may also have offices at such other places both within and without the State of Nevada as the Board of Directors may from time to time determine or the business of the corporation may require.

                                    ARTICLE 2

                            MEETINGS OF STOCKHOLDERS

SECTION 1. All annual meetings of the stockholders shall be held at the registered office of the corporation or at such other place within or without the State of Nevada as the Directors shall determine. Special meetings of the stockholders may be held at such time and place within or without the State of Nevada as shall be stated in the notice of the meeting, or in a duly executed waiver of notice thereof.

 SECTION 2. Annual meetings of the stockholders shall be held on the anniversary date of incorporation each year if not a legal holiday and, and if a legal holiday, then on the next secular day following, or at such other time as may be set by the Board of Directors from time to time, at which the stockholders shall elect by vote a Board of Directors and transact such other business as may properly be brought before the meeting.

SECTION 3. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Articles of Incorporation, may be called by the President or the Secretary, by resolution of the Board of Directors or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose of the proposed meeting.

SECTION 4. Notices of meetings shall be in writing and signed by the President or Vice-President or the Secretary or an Assistant Secretary or by such other person or persons as the Directors shall designate. Such notice shall state the purpose or purposes for which the meeting is called and the time and the place, which may be within or without this State, where it is to be held. A copy of such notice shall be either delivered personally to or shall be mailed, postage prepaid, to each stockholder of record entitled to vote at such meeting not less than ten nor more than sixty days before such meeting. If mailed, it shall be directed to a stockholder at his address as it appears upon the records of the corporation and upon such mailing of any such notice, the service thereof shall be complete and the time of the notice shall begin to run from the date upon which such notice is deposited in the mail for transmission to such stockholder. Personal delivery of any such notice to an officer of the corporation or association, or to any member of a partnership shall constitute delivery of such notice to such corporation, association or partnership. In the event of the transfer of stock after delivery of such notice of and prior to the holding of the meeting, it shall not be necessary to deliver or mail such notice of the meeting to the transferee.

SECTION 5. Business transactions at any special meeting of stockholders shall be limited to the purpose stated in the notice.

SECTION 6. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Articles of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcements at the meeting, until a quorum shall be presented or represented. At such adjourned meetings at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

SECTION 7. When a quorum is present or represented at any meeting, the vote of the holders of 10% of the stock having voting power present in person or represented by proxy shall be sufficient to elect Directors or to decide any question brought before such meeting, unless the question is one upon which by express provision of the statute or of the Articles of Incorporation, a different vote shall govern and control the decision of such question.

SECTION 8. Each stockholder of record of the corporation shall be entitled at each meeting of the stockholders to one vote for each share standing in his name on the books of the corporation. Upon the demand of any stockholder, the vote for Directors and the vote upon any question before the meeting shall be by ballot.

SECTION 9. At any meeting of the stockholders any stockholder may be represented and vote by a proxy or proxies appointed by an instrument in writing. In the event that any such instrument in writing shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or, if only one shall be present, then that one shall have and may exercise all the powers conferred by such written instruction upon all of the persons so designated unless the instrument shall otherwise provide. No proxy or power of attorney to vote shall be voted at a meeting of the stockholders unless it shall have been filed with the Secretary of the meeting when required by the inspectors of election. All questions regarding the qualifications of voters, the validity of proxies and the acceptance of or rejection of votes shall be decided by the inspectors of election who shall be appointed by the Board of Directors, or if not so appointed, then by the presiding officer at the meeting.

SECTION 10. Any action which may be taken by the vote of the stockholders at a meeting may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power, unless the provisions of the statute or the

Articles of Incorporation require a greater proportion of voting power to authorize such action in which case such greater proportion of written consents shall be required.

                                    ARTICLE 3

                                    DIRECTORS

SECTION 1. The business of the corporation shall be managed by its Board of Directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

SECTION 2. The number of Directors which shall constitute the whole board shall be riot less than one and not more than eight. The number of Directors may from time to time be increased or decreased to not less than one nor more than eight by action of the Board of Directors. The Directors shall be elected at the annual meeting of the stockholders and except as provided in section 2 of this Article, each Director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders.

SECTION 3. Vacancies in the Board of Directors including those caused by an increase in the number of Directors, may be filed by a majority of the remaining Directors, though less than a quorum, or by a sole remaining Director, and each Director so elected shall hold office until his successor is elected at the annual or a special meeting of the stockholders. The holders of a two-thirds of the outstanding shares of stock entitled to vote may at any time peremptorily terminate the term of office of all or any of the Directors by vote at a meeting called for such purpose or by a written statement filed with the Secretary or, in his absence, with any other officer. Such removal shall be effective immediately, even if successors are not elected simultaneously and the vacancies on the Board of Directors resulting therefrom shall only be filled from the stockholders.

     A vacancy or vacancies on the Board of Directors shall be deemed to exist in case of death, resignation or removal of any Director, or if the authorized number of Directors be increased, or if the stockholders fail at any annual or special meeting of stockholders at which any Director or Directors are elected to elect the full authorized number of Directors to be voted for at that meeting.

     The stockholders may elect a Director or Directors at any time to fill any vacancy or vacancies not filled by the Directors. If the Board of Directors accepts the resignation of a Director tendered to take effect at a future time, the Board or the stockholders shall have power to elect a successor to take office when the resignation is to become effective

     No reduction of the authorized number of Directors shall have the effect of removing any Director prior to the expiration of his term of office.

                                    ARTICLE 4

                        MEETING OF THE BOARD OF DIRECTORS

SECTION 1. Regular meetings of the Board of Directors shall be held at any place within or without the State which has been designated from time to time by resolution of the Board or by written consent of all members of the Board. In the absence of such designation regular meetings shall be held at the registered office of the corporation. Special meetings of the Board may be held either at a place so designated or at the registered office.

SECTION 2. The first meeting of each newly elected Board of Directors shall be held immediately following the adjournment of the meeting of stockholders and at the place thereof. No notice of such meeting shall be necessary to the Directors in order legally to constitute the meeting, provided a quorum be present. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors.

SECTION 3. Regular meetings of the Board of Directors may be held without call or notice at such time and at such place as shall from time to time be fixed and determined by the Board of Directors.

SECTION 4. Special meetings of the Board of Directors may be called by the Chairman or the President or by the Vice-President or by any two Directors. Written notice of the time and place of special meetings shall be delivered personally to each Director, or sent to each Director by mail or by other form of written communication, charges prepaid, addressed to him at his address as it is shown upon the records or if not readily ascertainable, at the place in which the meetings of the Directors are regularly held. In case such notice is mailed or telegraphed, it shall be deposited in the postal service or delivered to the telegraph company at least forty-eight (48) hours prior to the time of the holding of the meeting. In case such notice is delivered or taxed, it shall be so delivered or taxed at least twenty-four (24) hours prior to the time of the holding of the meeting. Such mailing, telegraphing, delivery or taxing as above provided shall be due, legal and personal notice of such Director.

SECTION 5. Notice of the time and place of holding an adjourned meeting need not be given to the absent Directors if the time and place be fixed at the meeting adjourned.

SECTION 6. The transaction of any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though transacted at a meeting duly held after regular call and notice, if a quorum be present, and if, either before or after such meeting, each of the Directors not present signs a written waiver of notice, or a consent of holding such meeting, or approvals of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

SECTION 7. The majority of the authorized number of Directors shall be necessary to constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the Directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board of Directors, unless a greater number be required by law or by the Articles of Incorporation. Any action of a majority, although not at a regularly called meeting, and the record thereof, if assented to in writing by all of the other members of the Board shall be as valid and effective in all respects as if passed by the Board in regular meeting.

SECTION 8. A quorum of the Directors may adjourn any Directors meeting to meet again at stated day and hour; provided, however, that in the absence of a quorum, a majority of the Directors present at any Directors meeting, either regular or special, may adjourn from time to time until the time fixed for the next regular meeting of the Board.

                                    ARTICLE 5

                             COMMITTEES OF DIRECTORS

SECTION 1. The Board of Directors may, by resolution adopted by a majority of the whole Board, designate one or more committees of the Board of Directors, each committee to consist of two or more of the Directors of the corporation which, to the extent provided in the resolution, shall and may exercise the power of the Board of Directors in the management of the business and affairs of the corporation and may have power to authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by the Board of Directors. The members of any such committee present at any meeting and not disqualified from voting may, whether or not they constitute a quorum, unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. At meetings of such committees, a majority of the members or alternate members at any meeting at which there is a quorum shall be the act of the committee.

SECTION 2. The committee shall keep regular minutes of their proceedings and report the same to the Board of Directors.

SECTION 3. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if a written consent thereto is signed by all members of the Board of Directors or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or committee.

                                    ARTICLE 6

                            COMPENSATION OF DIRECTORS

SECTION 1. The Directors may be paid their expenses of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as Director. No such payment shall preclude any Director from serving the corporation in any other capacity and receiving compensation therefore. Members of special or standing committees may be allowed like reimbursement and compensation for attending committee meetings.

                                    ARTICLE 7

                                     NOTICES

SECTION 1. Notices to Directors and stockholders shall be in writing and delivered personally or mailed to the Directors or stockholders at their addresses appearing on the books of the corporation. Notices to Directors may also be given by fax and by telegram. Notice by mail, fax or telegram shall be deemed to be given at the time when the same shall be mailed.

SECTION 2. Whenever all parties entitled to vote at any meeting, whether of Directors or stockholders, consent, either by a writing on the records of the meeting or filed with the Secretary, or by presence at such meeting or oral consent entered on the minutes, or by taking part in the deliberations at such meeting without objection, the doings of such meeting shall be as valid as if had at a meeting regularly called and noticed, and at such meeting any business may be transacted which is not excepted from the written consent to the consideration of which no objection for want of notice is made at the time, and if any meeting be irregular for want of notice or such consent, provided a quorum was present at such meeting, the proceedings of said meeting may be ratified and approved and rendered likewise valid and the irregularity or defect therein waived by a writing signed by all parties having the right to vote at such meeting; and such consent or approval of stockholders may be by proxy or attorney, but all such proxies and powers of attorney must be in writing.

SECTION 3. Whenever any notice whatever is required to be given under the provisions of the statute, of the Articles of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

                                    ARTICLE 8

                                    OFFICERS

SECTION 1. The officers of the corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. Any person may hold two or more offices.

SECTION 2. The Board of Directors at its first meeting after each annual meeting of stockholders shall choose a Chairman of the Board who shall be a Director, and shall choose a President, a Secretary and a Treasurer, none of whom need be Directors.

SECTION 3. The Board of Directors may appoint a Vice-Chairman of the Board, Vice-Presidents and one or more Assistant Secretaries and Assistant Treasurers and such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

SECTION 4. The salaries and compensation of all officers of the corporation shall be fixed by the Board of Directors.

SECTION 5. The officers of the corporation shall hold office at the pleasure of the Board of Directors. Any officer elected or appointed by the Board of Directors may be removed any time by the Board of Directors. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise shall be filled by the Board of Directors.

SECTION 6. The CHAIRMAN OF THE BOARD shall preside at meetings of the stockholders and the Board of Directors, and shall see that all orders and resolutions of the Board of Directors are carried into effect.

SECTION 7. The VICE-CHAIRMAN shall, in the absence or disability of the Chairman of the Board, perform the duties and exercise the powers of the Chairman of the Board and shall perform other such duties as the Board of Directors may from time to time prescribe.

SECTION 8. The PRESIDENT shall be the chief executive officer of the corporation and shall have active management of the business of the corporation. He shall execute on behalf of the corporation all instruments requiring such execution except to the extent the signing and execution thereof shall be expressly designated by the Board of Directors to some other officer or agent of the corporation.

SECTION 9. The VICE-PRESIDENTS shall act under the direction of the President and in absence or disability of the President shall perform the duties and exercise the powers of the President. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe. The Board of Directors may designate one or more Executive Vice-Presidents or may otherwise specify the order of seniority of the Vice-Presidents. The duties and powers of the President shall descend to the Vice-Presidents in such specified order of seniority.

SECTION 10. The SECRETARY shall act under the direction of the President. Subject to the direction of the President he shall attend all meetings of the Board of Directors and all meetings of the stockholders and record the proceedings. He shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and will perform other such duties as may be prescribed by the President or the Board of Directors.

SECTION 11. The ASSISTANT SECRETARIES shall act under the direction of the President. In order of their seniority, unless otherwise determined by the President or the Board of Directors, they shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary. They shall perform other such duties and have such other powers as the President and the Board of Directors may from time to time prescribe.

SECTION 12. The TREASURER shall act under the direction of the President. Section Subject to the direction of the President he shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all money and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the

President or the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the corporation.

     If required by the Board of Directors, the Treasurer shall give the corporation a bond in such sum and with such surety as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

SECTION 13. The ASSISTANT TREASURERS in order of their seniority, unless otherwise determined by the President or the Board of Directors, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe.

                                    ARTICLE 9

                              CERTIFICATES OF STOCK

SECTION 1. Every stockholder shall be entitled to have a certificate signed by the President or a Vice- President and the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the corporation, certifying the number of shares owned by him in the corporation. If the corporation shall be authorized to issue more than one class of stock or more that one series of any class, the designations, preferences and relative, participating, optional or other special rights of the various classes of stock or series thereof and the qualifications, limitations or restrictions of such rights, shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such stock.

SECTION 2. If a certificate is signed (a) by a transfer agent other than the corporation or its employees or (b) by a registrar other than the corporation or its employees, the signatures of the officers of the corporation may be facsimiles. In case any officer who has signed or whose facsimile signatures have been placed upon a certificate shall cease to be such officer before such certificate is issued, such certificate may be issued with the same effect as though the person had not ceased to be such officer. The seal of the corporation, or a facsimile thereof, may, but need not be, affixed to certificates of stock.

SECTION 3. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

SECTION 4. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duty endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation, if it is satisfied that all provisions of the laws and regulations applicable to the corporation regarding transfer and ownership of shares have been compiled with, to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

SECTION 5. The Board of Directors may fix in advance a date not exceeding  sixty
(60) days nor less than ten (IO) days preceding the date of any meeting of stockholders, or the date of the payment of any dividend, or the date of the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining the consent of stockholders for any purpose, as a record date for the termination of the stockholders entitled to notice of and to vote at any such meeting, and any adjournment thereof, or entitled to receive payment of any such dividend, or to give such consent, and in the such case, such stockholders, and only such stockholders as shall be stockholders of record on the date so fixed, shall be entitled to notice of and to vote as such meeting, or any adjournment thereof, or to receive such payment of dividend, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the corporation after such record date fixed as aforesaid.

SECTION 6. The corporation shall be entitled to recognize the person registered on its books as the owner of the share to be the exclusive owner for all purposes including voting and dividends, and the corporation shall not be bound to recognize any equitable or other claims to or interest in such shares or shares on the part of any -other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

                                   ARTICLE 10

                               GENERAL PROVISIONS

SECTION 1. Dividends upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the Articles of Incorporation.

SECTION 2. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends or for repairing and maintaining any property of the corporation, or for such other purpose as the Directors shall think conducive to the interests of the corporation, and the Directors may modify or abolish any such reserve in the manner in which it was created.

SECTION 3. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

SECTION 4. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

SECTION 5. The corporation may or may not have a corporate seal, as may be from time to time determined by resolution of the Board of Directors. If a corporate seal is adopted, it shall have inscribed thereon the name of the corporation and the words "Corporate Seal" and "Nevada". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

                                   ARTICLE 11

                                 INDEMNIFICATION

         Every person who was or is a party or is a threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a Director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a Director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest legally permissible under the General Corporation Law of the State of Nevada from time to time against all expenses, liability and loss (including attorney's fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. The expenses of officers and Directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the Director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such Directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under this Article.

         The Board of Directors may cause the corporation to purchase and maintain insurance on behalf of any person who is or was a Director or officer of the corporation, or is or was serving at the request of the corporation as a Director or officer of another corporation, or as its representative in a partnership, joint venture. trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify such person.


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


         The Board of Directors may form time to time adopt further Bylaws with respect to indemnification and amend these and such Bylaws to provide at all times the fullest indemnification permitted by the General Corporation Law of the State of Nevada.

                                   ARTICLE 12

                                   AMENDMENTS

SECTION 1. The Bylaws may be amended by a majority vote of all the stock issued and outstanding and entitled to vote at any annual or special meeting of the stockholders, provided notice of intention to amend shall have been contained in the notice of the meeting.

SECTION 2. The Board of Directors by a majority vote of the whole Board at any meeting may amend these Bylaws, including Bylaws adopted by the stockholders, but the stockholders may from time to time specify particulars of the Bylaws which shall not be amended by the Board of Directors.

APPROVED AND ADOPTED DECEMBER 17, 1999.

                          CERTIFICATE OF THE SECRETARY

I, Yiu Lam Ko, hereby certify that I am the Secretary of BROOKMOUNT EXPLORATIONS INC., and the foregoing Bylaws, consisting of 8 pages, constitute the code of Bylaws of this company as duly adopted at a regular meeting of the Board of Directors of the corporation held on December 17, 1999.

IN WITNESS WHEREOF, I have hereunto subscribed my name on December 17, 1999.

    /s/ "Yiu Lam Ko"
-----------------------
Yiu Lam Ko - Secretary-Treasurer

                                                                    Exhibit 3(a)
                NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
               INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

                           SPECIMEN STOCK CERTIFICATES

NUMBER                                                     CUSIP NO. 114270 10 1
                                                                          SHARES

                          BROOKMOUNT EXPLORATIONS INC.

                   Authorized Common Stock: 200,000,000 Shares
                                Par Value: $0.001

THIS CERTIFIES THAT

IS THE RECORD HOLDER OF

             -Shares of BROOKMOUNT EXPLORATIONS INC. Common Stock -

transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

                   Witness the facsimile seal of the Corporation and the facsimile of its duly authorized officers.

Dated:


------------------------------------         -----------------------------------
            Secretary                                     President



Not valid unless countersigned by transfer agent
                                                      Countersigned Registered:
                                                NEVADA AGENCY AND TRUST COMPANY
                                               50 WEST LIBERTY STREET, SUITE 880
                                                          RENO, NEVADA, 89501

                                               By
                                                  ------------------------------
                                                        Authorized Signature

                                                               EXHIBIT 6 (a) (i)

                     TRANSFER AGENT AND REGISITRAR AGREEMENT

      THIS AGREEMENT made and entered into this 6th day of January, 2000, by and between:

NEVADA AGENCY AND TRUST COMPANY, 50 West Liberty Street, Suite 880, Reno, Nevada 89501, hereinafter called "TRANSFER AGENT," and

BROOKMOUNT EXPLORATIONS INC., 25 A Claremont Avenue, Point-Claire, Quebec, H9S 5C6, a Nevada corporation, hereinafter called "COMPANY."

              NOW THEREFORE, for valuable consideration and the mutual promises herein contained, the parties hereto agree as follows, to wit:

      1. [APPOINTMENT OF TRANSFER AGENT] The COMPANY hereby appoints TRANSFER AGENT as the Transfer Agent and Registrar for the COMPANY'S Common Stock, commencing on this 6th day of January, 2000.

      2. [COMPANY'S DUTY] The COMPANY agrees to deliver to TRANSFER AGENT a complete up-to-date stockholder list showing the name of the individual stockholder, current address, the number of shares and the certificate numbers, it being specifically understood and agreed that the TRANSFER AGENT is not to be held responsible for any omissions or error, that may leave occurred prior to this Agreement whether on the part of the COMPANY itself or its previous transfer agent or agents. The COMPANY hereby agrees to indemnify TRANSFER AGENT in this regard.

       3. [STOCK CERTIFICATES] The COMPANY agrees to provide an adequate number of stock certificates to handle the COMPANY'S transfers oil a current basis. Upon receipt of TRANSFER AGENT'S request, the COMPANY agrees to furnish additional stock certificates as TRANSFER AGENT deems necessary considering the volume of transfers. The stork certificates shall be supplied at COMPANY'S cost. The TRANSFER AGENT agrees to order stock certificates from its printer upon request of the COMPANY.

      4.      [TRANSFER AGENT DUTIES]      TRANSFER AGENT agrees to handle the
COMPANY'S transfers, record the same, and maintain a ledger, together with a file containing all correspondence relating to said transfers, which records shall be kept confidential and be available to the COMPANY and its Board of Directors, or to any person specifically authorized by the Board of Directors to review the records which shall be made available by TRANSFER AGENT during the regular business hours.

      5.    [TRANSFER AGENT REGISTRATION]   TRANSFER AGENT warrants that it is
registered as a Transfer Agent with the United Stakes Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.


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


      6. [STOCKHOLIDER LIST] From time to time, as necessary for Company stockholders meeting or mailings, the TRANSFER AGENT will certify and make available to the current, active stockholders list for COMPANY purposes. it is agreed that a reasonable charge for supplying such list will be made by TRANSFER AGENT to the COMPANY. It is further agreed that in the event the TRANSFER AGENT received a request or a demand from a stockholder or the attorney of agent for a stockholder, for a list of stockholders, the TRANSFER AGENT will serve notice of such request by certified mail to the COMPANY. The COMPANY will have forty-eight
(48) hours to respond in writing to the TRANSFER AGENT. If the COMPANY orders the TRANSFER AGENT to withhold delivery of a list of stockholders as requested, the TRANSFER AGENT agrees to follow the orders of the COMPANY. The COMPANY will then follow the procedure set forth in the Uniform Commercial Code to restrain the TRANSFER AGENT from making delivery of a stockholders list.

      7. [TRANSFER FEE] TRANSFER AGENT agrees to assess and collect from the person requesting a transfer and/or the transferor, a fee of Fifteen and No/100 dollars ($15.OO) for each stock certificate issued, except original issues of stock or warrant certificates, which fees shall be paid by the COMPANY. This fee may be decreased or increased at any time by the TRANSFER AGENT. This fee shall be the property of the TRANSFER AGENT.

      8. [ANNUAL FEE] The COMPANY agates to pay the TRANSFER AGENT an annual fee of TWELVE HUNDRED DOLLARS ($1,200.00) each year. This fee reimburses the TRANSFER AGENT for the expense and time required to respond to the written and oral inquiries from brokers and the investing public, as well as maintaining the transfer books and records of the corporation. The annual fee will be due on 1st of July of each year and is subject to annual review.

8          [TERMINATION]  This Agreement may be terminated by either party given written notice of such termination to the other party at least ninety (90) days before the effective date. The TRANSFER AGENT shall return all of the transfer records to the COMPANY and its duties and obligations as TRANSFER AGENT shall cease at that time. The TRANSFER AGENT will be paid a Termination Fee of $1.00 per registered stockholder of the Company at the time the written termination notice is served.

     I0. [COMPANY STA'I'US] The COMPANY will promptly advise the TRANSFER AGENT of any changes or amendments to the Articles of Incorporation, any significant changes in corporate status, changes in officers, etc., and of all changes in filing status with the Securities and Exchange Commission, or any state entity, and to hold the, TRANSFER AGENT harmless from its failure to do so.

      II- [INDEMNIFICATION OF TRANSFER AGENT]   The COMPANY agrees to
indemnify and hold harmless the TRANSFER AGENT, from any and all loss, liability of damage, including reasonable attorneys' fees and expenses, arising out of, or resulting from the assertion against the TRANSFER AGENT of any claims, debts or obligations in connection with any of the TRANSFER AGENT'S duties as set forth in the Agreement, and specifically it is understood that the

TRANSFER AGENT shall have the right to apply to independent counsel at the COMPANY'S expense in following the COMPANY'S directions and orders.

    12. [COUNTERPARTS] This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be an original, but all such counterparts shall constitute one and the same instrument.

    13. [NOTICE] Any notice under this Agreement shall be deemed to have been sufficiently given if sent by registered or certified mail, postage prepaid, addressed as follows:

                           TO THE COMPANY:
                           John Leslie Vaughan
                           BROOKMOUNT EXPLORATIONS INC.
                           25 A Claremont Avenue
                           Point-Claire, Quebec, H9S 5C6

                           TO THE TRANSFER AGENT:
                           NEVADA  AGENCY  AND  TRUST  COMPANY
                           50 West  Liberty Street, Suite 880
                           Reno, Nevada 89501

      14. [MERGER CLAUSE] This Agreement supersedes all prior agreements and understandings between the parties and may not be changed or terminated orally, and no attempted change, termination or waiver of any of the provisions hereof shall binding unless in writing and signed by the parties hereto.

      15. [GOVERNING LAW]   This Agreement shall be governed by and construed in
 accordance with the laws of the State of Nevada.

   THIS AGREEMENT has been executed by the parties hereto as of the day and year 1st above written, by the duly authorized officer or officers of said parties, and the same will be binding upon the assigns and successors in interest of the parties hereto.

                                            NEVADA AGENCY AND TRUST COMPANY
                                            TRANSFER AGENT

                                            BY     /S/   "AMANDA CARDINALLI"
                                                -------------------------------
                                               AMANDA CARDINALLI, VICE PRESIDENT

                                            BROOKMOUNT EXPLORATIONS INC.
                                            COMPANY

                                            BY    /S/  "YIU LAM KO"
                                                -------------------------------
                                                YIU LAM KO

                                                                      EXHIBIT 10


ANDERSEN ANDERSEN & STRONG, L.C.                               941 East 3300 South, Suite 202
--------------------------------                                   Salt Lake City, Utah 84106
Certified Public Accountants and Business Consultants                  Telephone 801-486-0096
MEMBER SEC PRACTICE SECTION OF THE AICPA




               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

BROOKMOUNT EXPLORATIONS INC.

We hereby consent to the use of our report dated September 10, 2000, for the period ended July 31, 2000 in the registration statement of Brookmount Explorations Inc. filed in the registration From 10 SB.

                                                       /s/   "Andersen"
                                            ------------------------------------
                                             Andersen Andersen and Strong L.L.C.


September 10, 2000
Salt Lake City, Utah



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